Exhibit 99.1

2013 Third Quarter Report

Three and Nine Months Ended
September 30, 2013, and 2012

Stantec

STN TSX NYSE

Design with community in mind

Design with community in mind

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 13,000 specialists working in over 200 locations. We collaborate across disciplines and industries to make buildings, infrastructure, and energy and resource projects happen. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

i               Report to Shareholders

Management’s Discussion and Analysis		Unaudited Interim Condensed Consolidated Financial Statements

M–1	Core Business and Strategy	F–1	Consolidated Statements of Financial Position

M–2	Results	F–2	Consolidated Statements of Income

M–17	Summary of Quarterly Results	F–3	Consolidated Statements of Comprehensive Income

M–19	Liquidity and Capital Resources	F–4	Consolidated Statements of Shareholders’ Equity

M–22	Other	F–5	Consolidated Statements of Cash Flows

M–23	Outlook	F–6	Notes to the Unaudited Interim Condensed Consolidated Financial Statements
M–24	Critical Accounting Estimates, Developments, and Measures

M–26	Controls and Procedures	IBC	Shareholder Information

M–27	Risk Factors

M–27	Subsequent Event

M–27	Caution Regarding Forward-Looking Statements

Report to Shareholders

Third Quarter 2013

We have had an excellent third quarter of 2013, leading to what should be a very good year. Our focus on community, creativity, and client relationships has not only reinforced our strategy, it has resulted in strong overall performance as follows:

•	Compared to Q3 12, our gross revenue increased 21.3% to $581.2 million from $479.3 million
•	Our net income increased 34.6% to $45.9 million in Q3 13 from $34.1 million in Q3 12
•	Our diluted earnings per share increased 32.4% to $0.98 in Q3 13 from $0.74 in Q3 12
•	Sustained and strong organic growth at 10.1% in Q3 13 compared to Q3 12
•	We unveiled our new brand that reinforces the Company’s promise to design with community in mind

Gross revenue grew organically by 10.1% in the third quarter, demonstrating our sustained ability to generate organic growth within our diverse business model. This marks more than two years of continuous organic growth for the Company. Our positive results were spurred by robust organic revenue growth in our Environment, Industrial, and Transportation practice areas, and continued strength in the Canadian market.

In September, we launched a new brand and visual identity as part of our continuing evolution that spans nearly 60 years. This brand renewal articulates Stantec’s ongoing commitment to community, creativity, and client relationships—something clients and employees have said they believe is a strong part of our identity. The new brand further supports our primary business objective to be a top 10 global design firm by reinforcing our strategy to provide integrated services to our clients in various sectors across many regions.

On October 30, 2013, we declared a dividend of $0.165 per share, payable on January 16, 2014, to shareholders of record on December 31, 2013.

With strong client relationships in communities across our practice areas, our ability to adapt to changing trends and an increased depth of expertise, we are capitalizing on diverse market opportunities, including P3 and other alternative delivery projects. For example, in our Buildings practice area we recently secured a project in northern Canada to provide services to the Iqaluit International Airport Improvement project—the first P3 airport project in North America. We also secured the architecture, structural, mechanical, and electrical services for the Iqaluit Aquatics Centre, providing much-needed recreational space for the community.

Our Environment and Industrial practice areas are benefiting from a robust oil and gas sector. Because of this, as well as our enhanced capabilities and the strong activity in the midstream oil and gas sector, we are securing many projects, and a number of new projects are being considered and developed. For example, we are working on major export pipelines across Canada.

In our Transportation practice area, we saw continued strong organic growth resulting from our acquisition strategy and an increased ability to successfully pursue and secure a steady share of design-build and P3 projects. For instance, we secured work with the Los Angeles County Metropolitan Transportation Authority to manage the construction of the Westside Subway Transit Corridor—one of the most regionally significant infrastructure programs in southern California.

i

In our Urban Land practice area, activity remains steady in Canada and continues to improve in the United States. We are well positioned to leverage our integrated services and strong relationships to capitalize on residential and nonresidential projects for our clients. For example, we secured the preliminary planning work and design master service agreement to evaluate airport land parcels at the Tampa International Airport to support the development of amenities and unique shopping experiences for airport visitors.

Our overall outlook for the full year 2013 is a strong increase in organic revenue, supported by our mature presence in Canada and expanding position in a large and gradually strengthening US market. We expect activity in the oil and gas sector to continue, and our strengthened presence in the transportation sector in the United States is driving additional opportunities. We are confident in our long-term strategy and in our ability to adapt to the evolving needs of the marketplace. Our positive results for the third quarter reflect this commitment to achieving results for our shareholders.

As we move forward in 2013, I would like to thank our talented staff who strive for excellence every day and our clients who entrust us with their projects, and we thank you, our shareholders, for your continued confidence in Stantec.

Bob Gomes, P.Eng.

President & CEO

October 30, 2013

ii

MANAGEMENT’S DISCUSSION AND ANALYSIS

October 30, 2013

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended September 30, 2013, dated October 30, 2013, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended September 30, 2013; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2012 Financial Review; and the Report to Shareholders contained in our 2013 Third Quarter Report.

Our unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2013, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2012, except for the adoption of IFRS 10, “Consolidated Financial Statements” (IFRS 10) and IFRS 11, “Joint Arrangements” (IFRS 11). A description of these new standards and their impact on our financial position and results of operations is detailed in note 4 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2013, and in the Critical Accounting Estimates, Developments, and Measures section (herein referred to as the “Definitions section”) in this report. Unless otherwise indicated, comparative figures in this Management’s Discussion and Analysis have been restated to give effect to these changes. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services—in planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics—for infrastructure and facilities projects. By integrating our expertise in these areas across North America and in other international locations, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise that we supply to our clients through the strength of our local offices. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. To realize our goal and implement our strategy, we plan on increasing the depth and breadth of our services through organic and acquisition growth, achieving a compound average growth rate of 15% for revenue and earnings per share while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our goal have not changed in the third quarter of 2013 from those described on pages M-2 to M-12 of our 2012 Financial Review and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

RESULTS

Overall Performance

Highlights for Q3 13

Our results are showing strong momentum with strong top- and bottom-line growth. During the quarter, we saw sustained organic growth and record diluted earnings per share of $0.98. Compared to Q3 12, gross revenue increased by 21.3% from $479.3 million to $581.2 million, EBITDA increased 27.3% from $61.1 million to $77.8 million, net income increased 34.6% from $34.1 million to $45.9 million, and diluted earnings per share increased 32.4% from $0.74 to $0.98.

Our strong results were positively impacted by an increase in revenue because of acquisitions completed in 2012 and 2013 and strong organic growth in our Environment, Industrial, and Transportation practice area units. Growth was driven mostly by a robust oil and gas sector, particularly in the midstream industry. Compared to Q3 12, we reported organic growth in all regions and all practice area units except Buildings, as further discussed on pages M-5 to M-14. The decrease in gross margin—from 55.0% in Q3 12 to 54.3% in Q3 13—was offset by a decrease in our administrative and marketing expenses as a percentage of net revenue—from 39.7% in Q3 12 to 38.3% in Q3 13.

The following table summarizes key financial data for Q3 13 and Q3 12 and for the first three quarters of 2013 and 2012:

	Quarter Ended September 30				Three Quarters Ended September 30

(In millions of Canadian dollars, except per share amounts and %)	2013	2012	$ Change	% Change	2013	2012	$ Change	% Change

Gross revenue (note 1)	581.2	479.3	101.9	21.3%	1,661.1	1,388.9	272.2	19.6%
Net revenue (note 1)	484.8	397.4	87.4	22.0%	1,381.1	1,163.7	217.4	18.7%
EBITDA (note 2)	77.8	61.1	16.7	27.3%	198.8	164.8	34.0	20.6%
Net income	45.9	34.1	11.8	34.6%	110.5	89.9	20.6	22.9%
Earnings per share – basic	0.99	0.74	0.25	33.8%	2.39	1.97	0.42	21.3%
Earnings per share – diluted	0.98	0.74	0.24	32.4%	2.38	1.97	0.41	20.8%
Cash dividends declared per common share	0.165	0.150	0.015	10.0%	0.495	0.450	0.045	10.0%

Cash flows
From operating activities	111.6	82.0	29.6	n/m	151.4	104.0	47.4	n/m
Used in investing activities	(36.6)	(45.6)	9.0	n/m	(76.8)	(107.5)	30.7	n/m
Used in financing activities	(37.5)	(22.7)	(14.8)	n/m	(55.6)	(14.0)	(41.6)	n/m

n/m = not meaningful

note 1: Gross revenue and net revenue are additional IFRS measures as discussed in the Definition of Non-IFRS Measures in the Definitions section of our 2012 Financial Review. The Definitions section is incorporated by reference herein.

note 2: EBITDA is a non-IFRS measure and is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment, as further discussed in the Definitions section of our 2012 Financial Review.

The following highlights key activities and initiatives undertaken in the quarter ended September 30, 2013:

•

On September 10, 2013, we launched a new brand and visual identity as part of our continuing evolution that spans nearly 60 years. This brand renewal articulates our ongoing commitment to community, creativity, and client relationships—something clients and employees have said they believe is a strong part of our identity. The new brand further supports our primary business objective to be a top 10 global design firm by reinforcing the Company’s strategy to provide integrated services to our clients in various sectors across many regions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

•

During the quarter, gross revenue grew organically by 10.1% and net revenue grew organically by 11.3% compared to Q3 12. This strong growth is primarily caused by increased activity in our Environment, Industrial, and Transportation practice area units. All regions had positive organic growth in gross revenue. This is our Company’s ninth quarter of continuous organic growth, with a year-to-date organic gross revenue growth of 7.6%. As a result, we revised the overall 2013 organic gross revenue growth target to 5.0% to 7.0% from the 3.0% to 4.0% target included in our 2012 Financial Review.

•

Our balance sheet remains solid with year-to-date operating cash flows increasing from $104.0 million to $151.4 million. As at September 30, 2013, $298.7 million of additional borrowing was available under our revolving credit facility to fund future activities.

•

On July 31, 2013, we declared a dividend of $0.165 per share, payable on October 17, 2013, to shareholders of record on September 27, 2013. Subsequent to the quarter end, we declared a dividend of $0.165 per share, payable on January 16, 2014, to shareholders of record on December 31, 2013.

Results Compared to 2013 Targets

In our 2012 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal year 2013. The following table indicates our progress toward these targets:

Measure	2013 Target Range	Actual Q3 13 YTD Results Achieved

Gross margin as % of net revenue	Between 54.5% and 56.5%	54.1% x
Administrative and marketing expenses as % of net revenue	Between 41% and 43%	39.7% ✓
Net income as % of net revenue	At or above 6%	8.0% ✓
Effective income tax rate	At or below 28.5%	27.2% ✓
Return on equity (notes 1 and 3)	At or above 14%	18.5% ✓
Net debt to EBITDA (notes 2 and 3)	Below 2.5	0.7 ✓

This table and the discussion paragraph below contain forward-looking statements. See Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: Return on equity is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of these quarters.

note 2: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA for the last four quarters, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

note 3: Return on equity and net debt to EBITDA are non-IFRS measures and are discussed in the Definitions section of our 2012 Financial Review.

✓ Met or performed better than target.

X Did not meet target.

At the end of Q3 13, we met or performed better than all of our targets with the exception of gross margin, as further explained in the Gross Margin section of this report. We believe that we will meet or perform better than these targets by the end of 2013; however, we expect to be at the lower end or below the gross margin and administrative and marketing expenses targets by the end of the year. The performance against these two targets was impacted by growth in our Industrial practice where lower gross margins are typically offset by lower administrative and marketing expenses as a percentage of net revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

Balance Sheet

The following table highlights the major changes to assets, liabilities, and equity from December 31, 2012:

(In millions of Canadian dollars)	Sept 30, 2013	Dec 31, 2012	$ Change	% Change

Total current assets	712.7	583.0	129.7	22.2%

Property and equipment	134.0	115.0	19.0	16.5%
Goodwill	580.7	566.8	13.9	2.5%
Intangible assets	77.4	85.7	(8.3)	(9.7%)
Investments in joint ventures and associates	4.1	5.3	(1.2)	(22.6%)
All other assets	117.2	108.4	8.8	8.1%

Total assets	1,626.1	1,464.2	161.9	11.1%

Current portion of long-term debt	33.8	42.9	(9.1)	(21.2%)
Provisions	15.6	14.9	0.7	4.7%
Other liabilities	9.3	8.7	0.6	6.9%
All other current liabilities	349.9	274.3	75.6	27.6%

Total current liabilities	408.6	340.8	67.8	19.9%

Long-term debt	209.5	256.4	(46.9)	(18.3%)
Provisions	47.7	37.0	10.7	28.9%
Other liabilities	54.1	42.8	11.3	26.4%
All other liabilities	64.3	60.1	4.2	7.0%
Equity	841.9	727.1	114.8	15.8%

Total liabilities and equity	1,626.1	1,464.2	161.9	11.1%

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Property and equipment increased because of the number of leasehold and furniture improvements made to various offices and the enhancements made to information technology hardware. Goodwill increased as a result of the acquisition of IBE Consulting Engineers, Inc., Ashley-Pryce Interior Designers Inc., and Roth Hill, LLC during Q2 13 as well as changes in foreign exchange, as explained below. Intangible assets decreased mainly as a result of amortization recorded year to date. Investments in joint ventures and associates decreased due to dividends received year to date. Total current and long-term debt decreased because of payments made on our notes payable from acquisitions, lease financing obligations, and revolving credit facility. In total, current and long-term provisions increased because of a $1.8 million increase in lease exit liabilities and an $11.3 million increase in provisions for self-insured liabilities due to the timing of the recognition of the liability and its ultimate settlement. Other liabilities increased as a result of an $8.0 million increase in lease inducement benefits for leasehold improvements at various offices.

Overall, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased because of the weakening of the Canadian dollar from US$1.01 at December 31, 2012, to US$0.97 at September 30, 2013.

Our shareholders’ equity increased because $110.5 million in net income was earned in the first three quarters of 2013, $10.1 million in share options were exercised for cash, and $2.8 million was expensed for share-based compensation. In addition, comprehensive income increased $15.1 million because of the exchange gain on the translation of our US subsidiaries and the unrealized gain on our investments held for self-insured liabilities. These increases were partly offset by $22.9 million in dividends declared year to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount for each key operating result:

	Quarter Ended Sept 30			Three Quarters Ended Sept 30

	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *

	2013	2012	2013 vs. 2012	2013	2012	2013 vs. 2012

Gross revenue	119.9%	120.6%	21.3%	120.3%	119.3%	19.6%
Net revenue	100.0%	100.0%	22.0%	100.0%	100.0%	18.7%
Direct payroll costs	45.7%	45.0%	24.2%	45.9%	45.4%	19.8%
Gross margin	54.3%	55.0%	20.2%	54.1%	54.6%	17.7%
Administrative and marketing expenses	38.3%	39.7%	17.8%	39.7%	40.4%	16.8%
Depreciation of property and equipment	1.8%	1.8%	24.3%	1.7%	1.7%	17.3%
Amortization of intangible assets	0.9%	1.3%	(11.8%)	1.2%	1.3%	12.9%
Net interest expense	0.4%	0.6%	(4.5%)	0.5%	0.6%	(2.9%)
Other net finance expense	0.3%	0.1%	0.0%	0.1%	0.1%	(4.5%)
Share of income from joint ventures and associates	(0.2%)	(0.2%)	14.3%	(0.1%)	(0.1%)	(17.6%)
Foreign exchange (gain) loss	(0.1%)	0.0%	n/m	0.0%	0.0%	n/m
Other (income) expense	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Income before income taxes	12.9%	11.7%	33.8%	11.0%	10.6%	23.4%
Income taxes	3.4%	3.1%	31.7%	3.0%	2.9%	24.8%
Net income	9.5%	8.6%	34.6%	8.0%	7.7%	22.9%

* % increase (decrease) calculated based on the dollar change from the comparable period.

n/m = not meaningful

The following section outlines specific factors that affected the results of our operations in the third quarter of 2013 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended September 30, 2013.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements section at the end of this report.

While providing professional services, we incur certain direct costs for sub-consultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in our gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less sub-consultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months following acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

All practice area units generate a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.96 in Q3 13 compared to US$1.00 in Q3 12, representing a 4.0% decrease. The weakening of the Canadian dollar had a positive effect on the revenue reported in Q3 13 compared to Q3 12. Fluctuations in other foreign currencies did not have a material impact on our revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter Ended Sept 30 2013 vs. 2012	Three Quarters Ended Sept 30 2013 vs. 2012

Increase due to
Acquisition growth	45.4	154.7
Organic growth	48.5	105.7
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	8.0	11.8

Total net increase in gross revenue	101.9	272.2

Net Revenue (In millions of Canadian dollars)	Quarter Ended Sept 30 2013 vs. 2012	Three Quarters Ended Sept 30 2013 vs. 2012

Increase due to
Acquisition growth	36.1	123.0
Organic growth	44.9	84.9
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	6.4	9.5

Total net increase in net revenue	87.4	217.4

The increase in acquisition gross and net revenue in Q3 13 compared to Q3 12 was a result of revenue earned in Q3 13 that was attributed to the acquisitions listed in the Gross Revenue by Region and Gross Revenue by Practice Area Unit sections below. We experienced increases in organic gross revenue in Q3 13 compared to Q3 12 in all regions and in all practice area units except Buildings, as described below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

The following tables summarize the growth in gross revenue by region:

Gross Revenue by Region
(In millions of Canadian dollars)	Quarter Ended Sept 30, 2013	Quarter Ended Sept 30, 2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	341.6	281.1	60.5	17.5	43.0	n/a
United States	219.7	178.6	41.1	27.9	5.2	8.0
International	19.9	19.6	0.3	-	0.3	-

Total	581.2	479.3	101.9	45.4	48.5	8.0

n/a = not applicable
(In millions of Canadian dollars)	Three Quarters Ended Sept 30, 2013	Three Quarters Ended Sept 30, 2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	951.8	790.4	161.4	68.1	93.3	n/a
United States	650.3	544.4	105.9	86.6	7.5	11.8
International	59.0	54.1	4.9	-	4.9	-

Total	1,661.1	1,388.9	272.2	154.7	105.7	11.8

n/a = not applicable

Total gross revenue was positively impacted by the acquisitions completed in 2012 and 2013, by organic growth, and by the weakening of the Canadian dollar in Q3 13 compared to Q3 12.

The following lists the acquisitions completed in 2012 and 2013 that impacted specific regions year to date:

•	Canada: PHB Group Inc. (PHB) (May 2012); Cimarron Engineering Ltd. (Cimarron) (August 2012); Architecture 2000 Inc. (November 2012); and Ashley-Pryce Interior Designers Inc. (AP/ID) (May 2013)

•

United States: ABMB Engineers, Inc. (ABMB) (May 2012); Corzo Castella Carballo Thompson Salman, P.A. (C3TS) (November 2012); Greenhorne & O’Mara, Inc. (G&O) (December 2012); Landmark Survey and Mapping, Inc. (LSM) (December 2012); IBE Consulting Engineers, Inc. (IBE) (May 2013); and Roth Hill, LLC (Roth Hill) (June 2013)

Canada. Gross revenue in our Canadian operations increased by 21.5% in Q3 13 compared to Q3 12 and by 20.4% year to date in 2013 compared to 2012. This increase resulted from acquisition and organic growth. The 11.8% year-to-date increase in organic growth largely resulted from an increase in oil and gas activity, which was partly offset by decreased activity in our Buildings and Power practices in 2013 compared to 2012.

During the first three quarters of 2013, resource activity in western Canada maintained momentum, allowing for related infrastructure investment. Opportunities for the transport of oil and natural gas meant increased activity in large-scale projects in Canada’s oil and gas sector, especially in western Canada. The desire to transport western Canadian crude oil for export to eastern and western destinations continues to generate opportunities for interprovincial pipelines and associated marine facilities. With steady growth in the midstream oil and gas market, we continue to provide

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

environmental and engineering services to private sector clients. Our Mining practice is continuing at a stable level of activity. The robust resource market has also contributed to solid activity in the residential market in western Canada. In the public sector, federal and provincial budgets maintained stable levels of funding for infrastructure, and support continues for the public-private partnership (P3) model. P3 projects continue to be released, in particular in Ontario and British Columbia. Increasingly, P3s are being pursued at a municipal level. We believe the outlook for our Canadian operations is to end the year with strong organic revenue growth in 2013 compared to 2012. This quarter, we revised the outlook included in our 2012 Financial Review from moderate organic growth to strong growth due to continued activity in the oil and gas sector, strength in the private sector, and stability in the public sector.

United States. Gross revenue in our US operations increased by 23.0% in Q3 13 compared to Q3 12 and by 19.5% year to date in 2013 compared to 2012. This increase resulted primarily from acquisition growth, especially in our Transportation practice area unit. Organic gross revenue grew by 2.9% in the quarter and by 1.4% year to date compared to the same periods in 2012. Synergies between existing operations and acquired companies in the US East contributed to the organic growth. Organic growth also resulted from increased activity in the oil and gas sector, particularly in the US West. Increases in organic gross revenue were partly offset by a retraction in our Buildings and Mining practices in 2013 year to date compared to the same period in 2012.

The public sector in the United States is characterized by uncertainty in the political and regulatory environment, above all at the federal level. Uncertainty about the implementation of the Patient Protection and Affordable Care Act continues to impact releases for clients in our Buildings practice who are now adjusting their long-term capital plans. Uncertainty also exists in emissions and environmental regulation. Although improving overall, state and municipal budgets remain tight, thereby impacting projects in the transportation and water sectors. In response to fiscal constraints, P3s are slowly emerging, though this approach has yet to fully take hold. In the private sector, we see increased activity in some geographies, although a full housing market recovery has yet to materialize owing to factors such as the uncertain political environment and unemployment levels affecting public confidence. We continue to maintain our position in the resource-related market by supporting infrastructure development in the oil and gas sector. Overall, we believe our US operations will experience stable-to-moderate organic growth in 2013, as described in the Outlook section of our 2012 Financial Review.

International. Gross revenue in our International operations increased 1.5% in Q3 13 compared to Q3 12 and by 9.1% year to date in 2013 compared to 2012. This year-to-date increase resulted from organic growth, particularly in the Middle East. Compared to 2012, the volume of projects increased mostly in our Buildings and Mining practices, predominately for private sector clients. In mining, our top-tier underground, hoisting, shaft engineering, and related expertise enabled us to continue work for major global clients in spite of a general slowdown. This quarter, we revised the outlook included in our 2012 Financial Review from moderate organic growth to strong growth because of our continued work in our Buildings and Mining practices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

The following tables summarize gross revenue by practice area unit:

Gross Revenue by Practice Area Unit

	Quarter Ended Sept 30

(In millions of Canadian dollars, except %)	2013	% of Consulting Services Gross Revenue	2012	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2013 vs. 2012

Buildings	97.0	16.7%	99.0	20.7%	(2.0%)
Environment	204.5	35.2%	168.0	35.1%	21.7%
Industrial	133.7	23.0%	96.0	20.0%	39.3%
Transportation	83.6	14.4%	60.5	12.6%	38.2%
Urban Land	62.4	10.7%	55.8	11.6%	11.8%

Total	581.2	100.0%	479.3	100.0%	21.3%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11.

	Three Quarters Ended Sept 30

(In millions of Canadian dollars, except %)	2013	% of Consulting Services Gross Revenue	2012	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2013 vs. 2012

Buildings	308.2	18.6%	317.8	22.9%	(3.0%)
Environment	534.5	32.2%	466.6	33.6%	14.6%
Industrial	392.1	23.6%	275.6	19.8%	42.3%
Transportation	254.5	15.3%	168.4	12.1%	51.1%
Urban Land	171.8	10.3%	160.5	11.6%	7.0%

Total	1,661.1	100.0%	1,388.9	100.0%	19.6%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11.

As indicated above, gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area unit is summarized in the following tables:

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

Gross Revenue by Practice Area Unit

	Quarter Ended Sept 30, 2013 vs. 2012

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	(2.0)	3.1	(6.6)	1.5
Environment	36.5	3.2	30.5	2.8
Industrial	37.7	18.6	18.2	0.9
Transportation	23.1	17.0	4.3	1.8
Urban Land	6.6	3.5	2.1	1.0

Total	101.9	45.4	48.5	8.0

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11.

	Three Quarters Ended Sept 30, 2013 vs. 2012

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	(9.6)	7.9	(19.8)	2.3
Environment	67.9	5.8	57.9	4.2
Industrial	116.5	67.5	47.7	1.3
Transportation	86.1	66.3	17.2	2.6
Urban Land	11.3	7.2	2.7	1.4

Total	272.2	154.7	105.7	11.8

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11.

The following lists the acquisitions completed in 2012 and 2013 that impacted specific practice area units year to date:

•	Buildings: PHB (May 2012); Architecture 2000 Inc. (November 2012); IBE (May 2013); and AP/ID (May 2013)
•	Environment: G&O (December 2012) and Roth Hill (June 2013)
•	Industrial: Cimarron (August 2012) and LSM (December 2012)
•	Transportation: ABMB (May 2012); C3TS (November 2012); and G&O (December 2012)
•	Urban Land: G&O (December 2012)

Buildings. The Buildings practice area unit had a 6.7% organic gross revenue retraction in Q3 13 compared to Q3 12 and a 6.2% organic gross revenue retraction year to date in 2013 compared to 2012. The year-to-date organic retraction was caused by a softening buildings market, intensified competition, and reduced availability of funding for public sector projects, particularly in the healthcare market. The Buildings group is proactively managing costs in accordance with the softening of the market and management continues to monitor backlog and make adjustments to align staffing levels with workload.

More projects are emerging and the number of pursuits has been steadily improving, despite slow economic activity in the buildings market in both Canada and the United States. Opportunities still exist for P3s in Canada, even though funding constraints continued in the public sector, and the relative strength of the Canadian market continues to attract US and international competition. We believe we continue to be well positioned for P3 projects. For example, we recently secured a project in northern Canada to provide the consulting, architectural, and engineering services on the Iqaluit International Airport Improvement project—the first P3 airport project

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

in North America. It includes a new airport building, expanded aprons for planes to park, a lighting system, an upgraded runway, and a new combined services building that will house firefighting vehicles and support equipment. This project will provide improved passenger experience with unconventional design. We also recently secured the architecture, structural, mechanical, and electrical services for the Iqaluit Aquatics Center, which will provide a swimming area, waterslide, fitness facilities, elder room, and leasable space for businesses. Additional competition in the market continues to challenge all consulting firms to maintain market share and intensifies pressure to provide more services for lower fees. However, in both Canada and the United States, we continued to secure projects in our key market sectors: healthcare, education, and aviation. Specifically, during the quarter, we were working on the pursuit phase on a number of P3 projects in Ontario and British Columbia in both the healthcare and education markets. Year to date, we had stable revenue from our commercial buildings sector due to our continued work for retail and commercial clients in Canada. By leveraging client relationships in our Industrial practice area unit, we secured several buildings-related master-service agreements with national clients in the oil and gas sector during the year.

We believe the outlook for our Buildings practice area unit is a retraction in organic revenue for 2013. We revised the outlook included in our 2012 Financial Review from stable organic revenue to retraction because of the softening buildings market. Our positive positioning and global expertise in healthcare, education, commercial, and aviation are enabling us to continue to pursue a broad range of North American and international opportunities. These opportunities are transforming into projects, although in the United States in particular, the change is slow because of the uncertainty about the impacts of the Patient Protection and Affordable Care Act. We expect to continue to secure our market share of conventionally and alternatively funded projects as they move forward. Also, we continue to see strength in the commercial sector, where our national reach, local strength, and breadth of services position us with major clients that are renovating or expanding their locations.

Environment. The Environment practice area unit had 18.2% organic gross revenue growth in Q3 13 compared to Q3 12 and 12.4% organic gross revenue growth year to date in 2013 compared to 2012. The year-to-date organic growth resulted from steady growth in energy and resource related work, driven mainly by the midstream industry in the oil and gas sector, while work for the other sectors remained stable.

Because of robust activity in the Canadian oil and gas sector, the Environment practice area unit is benefiting through increased and continuous assessment, planning, and permitting work. In downstream oil and gas, business remains stable, but because of significant activity associated with midstream oil and gas projects, it constitutes a reduced percentage of our Environment portfolio. Seasonal field work, which typically increases in the third quarter, was strong in 2013. In transmission and distribution, we are well positioned for new opportunities, and work such as routing, site selection, permitting, and assessment is steady. We continue to develop aboriginal partnerships to position ourselves for resource development work in strategic locations in northern Canada.

Our water business was relatively stable year to date compared to 2012 because new investments remained flat while municipalities dealt with budget constraints. In the United States, companies continue to invest in existing facilities because of regulatory requirements and consent decrees that require water and sewage treatment plants to be upgraded and sanitary sewer overflow and combined sewer overflow programs to continue. In 2013, we are seeing increased opportunities using alternative project delivery models, such as design-build, and are continuing to benefit from relationships with long-term clients in Canada and the United States. For example, we continue to benefit from large, long-term water projects for the US Army Corps of Engineers. Leveraging our services and expanding our water service offerings into other industrial water activities, such as tailings-pond water treatment, flood control, water reuse, and water resource management, as well as mining-related activities are now resulting in new project awards. For example, during the quarter, we secured the Combined Sewage Storage Tunnel project in Ottawa, Ontario. The project will provide additional storage facilities in the combined sewer area to reduce combined sewer overflows to the Ottawa River and improve the quality of water.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

We believe the outlook for our Environment practice area unit is to end the year with strong organic revenue growth in 2013 compared to 2012. We revised the outlook included in our 2012 Financial Review from moderate organic growth to strong organic growth due to increased activity in the midstream oil and gas sector. We expect that our size, presence, and reputation in the environment market will continue to allow us to maintain our share of large, long-term projects. By focusing on integrated service offerings, especially related to our Industrial practice area unit, and by leveraging relationships with large clients, we believe we are well positioned to secure opportunities in the energy sector. In the water sector, we believe we are well positioned to secure projects resulting from a more stringent regulatory environment. We expect that funding constraints will continue moving a portion of the market toward design-build delivery, thus presenting us with additional design-build opportunities. In the United States, the federal government is promoting environmental and infrastructure initiatives that may provide further opportunities, though timing is uncertain.

Industrial. The Industrial practice area unit had 19.0% organic gross revenue growth in Q3 13 compared to Q3 12 and 17.3% organic gross revenue growth year to date in 2013 compared to 2012. Strong year-to-date organic growth was the result of a continued increase in project activity related to energy and resources, primarily in the oil and gas sector, which currently accounts for approximately 50% of Industrial revenue.

Our long-term client relationships and diverse project expertise means we are increasingly recognized as a top integrated provider of midstream services. This recognition, together with a continued global demand for energy and strong oil prices, is driving demand for our engineering services from large national clients that are transporting oil and gas to market or tidewater, as well as those adding capacity for transport, storage, and distribution. Our Environment and Industrial groups are working together on major export pipelines in Canada to transport natural gas and crude oil to the east, south, and west.

Overall, our mining activity is steady. As a consequence of completing a major project in the latter part of 2012, mining revenue decreased in the United States in 2013 compared to 2012; however, activity in Canada remains steady. Because of our strong client relationships in mining, we are growing internationally by continuing to secure projects in studies, design, and project management. We still continue to provide services in renewable energy, thermal power, and transmission and distribution, but our revenue from the power sector decreased, predominantly in Canada because certain major projects have come to completion. As a result of softer markets in the United States, caused by regulatory uncertainty, utility companies are maintaining the status quo or reducing capital investment. Our Industrial Buildings & Facilities practice is steady in multiple areas, including large industrial facilities, transportation, equipment dealers, and servicing companies where public and private clients are renewing or building new facilities. For example, during the quarter, we secured the full engineering design services for the preliminary design phase of the Toronto Transit Commission transit bus maintenance and storage facility that will meet Toronto Green Standards.

We believe the outlook for our Industrial practice area unit is to end the year with strong organic revenue growth for 2013 compared to 2012. Because we expect continued robust activity in the oil and gas sector and anticipate that our clients in Industrial Buildings & Facilities will continue with normal and stable capital spending, the outlook stated in our 2012 Financial Review has been revised from stable-to-moderate growth to moderate growth in Q1 13 and strong growth in Q2 13. We believe the outlook for our Power practice is more favorable in our operations in Canada than in the United States, where the power sector continues to experience an uncertain regulatory environment. Because of a healthy mix of domestic and international projects, the outlook for Mining remains stable. As a result of our strong client relationships and current market opportunities, we expect continued activity in our Oil & Gas practice in 2013, particularly in the midstream sector.

Transportation. The Transportation practice area unit had 7.1% organic gross revenue growth in Q3 13 compared to Q2 13. Despite a relatively stagnant market, year-to-date organic gross revenue growth was 10.2% compared to the same period last year. This growth reflects investments made in key hires and specific project pursuits in 2012 and 2013, as well as a continued commitment to building backlog by pursuing a mix of small-, medium-, and large-scale projects. This balanced approach allowed us to match the needs of clients and adapt to the changing conditions in various markets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

Organic revenue growth occurred in the United States, principally in the US East, where we are benefiting from increased activity in design-build and our general roadway and bridge inspection business.

During the quarter, we continued to pursue and secure a steady share of design-build and P3 projects. For example, we secured the Construction Management Services Contract for the Westside Subway (Purple Line Extension) Transit Corridor project in Los Angeles, California. It is one of the most regionally significant infrastructure programs in southern California and one of the largest transportation programs in the United States. This project will include both design-build and design-bid-build delivery methods. This contract is through a joint venture with a major partner and includes sub-consultant support from the Disadvantaged Business Enterprises (DBE) engineering community. Providing a safe and dependable transit alternative, this project demonstrates our commitment to the local market and to small, disadvantaged businesses. Related to this project, we also secured the Construction Management Support Services Contract renewal with the Los Angeles County Metropolitan Transportation Authority for its major capital projects. The acquisitions completed last year increased our presence in local US markets, allowing us to secure more US design-build opportunities. We continued working on local and regional projects with repeat clients in Canada and the United States. Rehabilitation and maintenance also remain stable components of our portfolio because of our expertise in these areas. Positive revenue growth year to date was also the result of stable infrastructure funding and few changes experienced in the competitive landscape.

We believe the outlook for our Transportation practice area unit is to end the year with strong organic revenue growth for 2013 compared to 2012. The outlook in our 2012 Financial Review was revised—from stable growth to stable-to-moderate growth in Q1 13 and strong growth in Q3 13—because of overall increased activity in the United States, mostly in the US East. The Canadian government continues to support infrastructure spending. We believe the Canadian design-build and P3 markets are mature, therefore, will continue to provide a potential stream of work. The US design-build and P3 markets will continue to develop, driven by state deficits that limit funds available for capital projects. We believe the US federal transportation bill will provide a stable level of funding for transportation spending over the next year. We expect that our acquisitions in the United States will continue to add to our design-build capabilities as well as increase the depth and breadth of our relationships, especially in Florida and the Mid-Atlantic.

Urban Land. The Urban Land practice area unit had 3.8% organic gross revenue growth in Q3 13 compared to Q3 12 and 1.7% organic gross revenue growth year to date in 2013 compared to 2012. Year-to-date organic revenue remains stable due to continued residential activity in strong geographies such as western Canada, improvements in the US East, and our efforts to diversify into non-residential sectors. Growth in these areas was partly offset by less work being performed internationally compared to 2012.

In the third quarter of 2013, Canada accounted for approximately 57% of our urban land business, with approximately 43% of the work in the United States and some projects outside of North America. During the quarter, the housing activity stabilized across Canada compared to 2012. Western Canada is benefiting from strong residential single-family and mixed-use markets as a result of the robust resource market; eastern Canada has more higher-density projects. The US market continues to evolve to include a combination of greenfield, medium- to high-density development, and redevelopment projects in some of our regions. We are positioning our services to reflect this shift and an improving residential market. Our non-residential pursuits in Canada and the United States demonstrates our ability to provide a variety of services to various segments in the urban land development market, including commercial, municipal, parks, brownfield development, and sports and recreation sectors. For instance, during the quarter, we secured the preliminary planning work and design master service agreement to evaluate airport land parcels as part of Tampa International Airport’s Commercial Real Estate program for non-aviation revenue generation. Our work will include preparing a market analysis, site feasibility assessments, and conceptual designs for the site’s highest and best uses, leasehold development strategies, and modified land use planning entitlements.

We believe the outlook for our Urban Land practice area unit will be stable-to-moderate organic revenue growth in 2013 compared to 2012. The outlook in our 2012 Financial Review was revised from stable-to-moderate growth to moderate

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

growth in Q2 13. Signs of improvement are prevalent in the United States; however, new urban development projects are still slowly emerging. We expect the housing markets to gradually continue to strengthen. In some states, we are well positioned for recovery; in other states, we are positioning ourselves to capitalize on opportunities. We anticipate the Canadian market will remain stable, with continued strong activity in western provinces. We will continue focusing on our multidisciplinary team approach, diversifying our client base, and positioning our business for improving economic conditions.

Gross Margin

For a definition of gross margin, refer to the discussion in the Definitions section of our 2012 Financial Review, which is incorporated by reference herein. Gross margin as a percentage of net revenue was 54.3% in Q3 13 compared to 55.0% in Q3 12. Year-to-date gross margin was 54.1% in 2013 compared to 54.6% in 2012. Our consolidated gross margin was impacted by growth in our Industrial practice area unit, where lower gross margins are typically offset by lower administrative and marketing expenses as a percentage of net revenue. As our Oil & Gas business grows, our Industrial practice area unit margins will continue to be lower because of the nature of projects in the oil and gas sector. Our year-to-date gross margin for 2013 was slightly below our targeted range of 54.5% to 56.5% set out in our 2012 Financial Review. We expect to be at the lower end or below the target by year-end as a result of growth in our lower margin businesses.

The following table summarizes our gross margin percentages by practice area unit:

Gross Margin by Practice Area Unit

	Quarter Ended Sept 30		Three Quarters Ended Sept 30
	2013	2012	2013	2012

Buildings	53.2%	54.9%	54.0%	54.1%
Environment	58.8%	58.9%	58.6%	58.1%
Industrial	48.1%	48.5%	48.0%	48.1%
Transportation	52.0%	52.4%	51.9%	52.3%
Urban Land	58.4%	58.9%	58.8%	59.4%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle.

In our Buildings practice area unit, the third quarter was negatively impacted by increased activity relating to the pursuit of P3 opportunities, in particular in Ontario and British Columbia, as well as a more generally competitive marketplace. During the pursuit phase, we perform work for a reduced fee, which we make up if we are successful in securing the project.

In the Environment practice area unit, the higher year-to-date gross margin in 2013 compared to 2012 was caused by the emergence of midstream work as a larger component of the Environment practice. This work typically carries higher margins.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

The following table summarizes gross margin percentages by region:

Gross Margin by Region

	Quarter Ended Sept 30		Three Quarters Ended Sept 30
	2013	2012	2013	2012

Canada	54.8%	55.8%	54.6%	55.3%
United States	53.9%	53.7%	53.8%	53.6%
International	49.0%	56.5%	50.6%	53.1%

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11.

The reduction in the year-to-date gross margin for Canada mainly resulted from the impact of our growing Industrial practice area unit at lower gross margins, especially in the oil and gas sector. The reduction in the year-to-date gross margin in our International operations was the result of revisions made to estimated costs to complete on certain large projects.

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue was 38.3% for Q3 13 compared to 39.7% for Q3 12. Year-to-date administrative and marketing expenses as a percentage of net revenue was 39.7% compared to 40.4% for 2012, which is better than our expected range of 41.0% to 43.0%. We expect to be at the lower end or below the target by the end of the year due to improved labor utilization rates in 2013 compared to 2012 and fewer year-to-date acquisition integration activities in 2013 compared to 2012.

Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by acquisition activities. Administrative and marketing expenses as a percentage of net revenue was lower year to date in 2013 compared to the same period in 2012 due to increased labor utilization, our continued focus on managing costs effectively, and our improved collection experience. In addition, administrative and marketing expenses were impacted by growth in our Industrial practice area unit, where lower margins are typically offset by lower administrative and marketing expenses as a percentage of net revenue. Decreases to administrative and marketing expenses were partly offset by an increase in our provision for claims, which is impacted by our claims history and experience.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years. Contract backlog is generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 8 quarters following an acquisition. Backlog is a non-IFRS measure further discussed in the Definition of Non-IFRS Measures subheading in the Definitions section of our 2012 Financial Review, which is hereby incorporated by reference. Also included in intangible assets is purchased and internally generated computer software that is replaceable and not an integral part of related hardware. This computer software is amortized over an estimated useful life ranging from 3 to 7 years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

The following table summarizes the amortization of identifiable intangible assets for Q3 13 and Q3 12 and year to date for 2013 and 2012:

Amortization of Intangibles

	Quarter Ended Sept 30		Three Quarters Ended Sept 30
(In thousands of Canadian dollars)	2013	2012	2013	2012

Client relationships	1,784	1,564	5,451	4,792
Backlog (Note)	1,056	1,748	4,808	4,293
Software	2,362	1,760	7,188	5,267
Other	283	276	844	1,100
Lease disadvantage	(969)	(258)	(1,703)	(776)

Total amortization of intangible assets	4,516	5,090	16,588	14,676

Note: Backlog is further discussed in the Definitions section of our 2012 Financial Review.

Our amortization of intangible assets decreased by $0.6 million in Q3 13 compared to Q3 12, mainly due to the amortization of lease disadvantages as well as a decrease in amortization of backlog balances; as these assets from certain acquisitions have now been fully amortized. Also in Q3 13, we recognized remaining amortization balances on certain lease disadvantages because we exited the office locations pertaining to those leases in the quarter. On a year-to-date basis, amortization of intangible assets increased by $1.9 million in 2013 compared to 2012, mainly due to an increase in the amortization of software from the renewal of our Microsoft agreement in Q1 13. Based on the unamortized intangible asset balance remaining at the end of Q3 13, we expect our amortization expense for intangible assets for the full year 2013 to be in the range of $22 to $23 million. The actual expense may be impacted by any new acquisitions completed after Q3 13.

Net Interest Expense

Net interest expense decreased by $0.1 million in Q3 13 compared to Q3 12 and by $0.2 million year to date compared to the same period in 2012, mainly because of a lower long-term debt balance for the same period in 2012. In particular, our revolving credit facility was $45.3 million at September 30, 2013, compared to $81.6 million at September 30, 2012. As well, the balance of notes payable for acquisitions was lower at $64.2 million at September 30, 2013, compared to $86.4 million at September 30, 2012. The average interest rate of our revolving credit facility and senior secured notes was approximately 3.68% in Q3 13 compared to 3.57% in Q3 12, which partially offset the decrease in net interest expense for the quarter and year to date. The revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at September 30, 2013, we estimate that a 0.5% increase or decrease in interest rates, with all other variables held constant, would have an immaterial impact on our net income and basic earnings per share for Q3 13. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on interest payments for the senior secured notes.

Foreign Exchange Gains and Losses

During Q3 13, we recorded a $0.5 million foreign exchange gain compared to a $0.1 million loss in Q3 12. These foreign exchange gains and losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and non-US-based foreign subsidiaries. We minimize exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars. The foreign exchange gain incurred during the quarter was

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

During the first three quarters of 2013, we recorded a $13.4 million gain in our foreign exchange adjustments in other comprehensive income, compared to a $12.5 million loss during the same period in 2012. These unrealized gains and losses arose when translating our foreign operations into Canadian dollars. The gain during the first three quarters of 2013 was caused by the weakening of the Canadian dollar from US$1.01 at December 31, 2012, to US$0.97 at September 30, 2013.

We estimated that at September 30, 2013, a $0.01 increase or decrease in the foreign exchange rates, with all other variables held constant, would have an immaterial impact on our net income for Q3 13.

Income Taxes

Our effective income tax rate for the first three quarters of 2013 was 27.2% compared to 26.5% for the year ended December 31, 2012. The effective tax rate of 27.2% meets the target of at or below 28.5% set out in our 2012 Financial Review. The income tax rate of 27.2% in Q3 13 is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions. We review statutory rates and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly. As a result of this review, our effective tax rate decreased from 27.7% in Q2 13 to 27.2%. The recognition of US research and development tax credits in the quarter also contributed to this decrease in our effective tax rate. We believe that we will meet the 2013 expected target of at or below 28.5%.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012

Gross revenue	581.2	566.7	513.2	481.4
Net revenue	484.8	469.4	426.9	390.1
Net income	45.9	36.2	28.4	31.1
EPS – basic	0.99	0.78	0.62	0.68
EPS – diluted	0.98	0.78	0.61	0.67

	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011*

Gross revenue	479.3	473.4	436.2	432.0
Net revenue	397.4	395.8	370.5	348.2
Net income (loss)	34.1	30.8	25.0	(65.7)
EPS – basic	0.74	0.67	0.55	(1.45)
EPS – diluted	0.74	0.67	0.55	(1.45)

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly basis and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

* These numbers are not restated for the adoption of new and amended IFRSs as described in the Definitions section of this report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q3 13 vs. Q3 12	Q2 13 vs. Q2 12	Q1 13 vs. Q1 12	Q4 12 vs. Q4 11*

Increase in gross revenue due to
Acquisition growth	45.4	56.5	52.8	31.4
Organic growth	48.5	34.6	22.6	23.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	8.0	2.2	1.6	(5.5)

Total net increase in gross revenue	101.9	93.3	77.0	49.4

* These numbers are not restated for the adoption of new and amended IFRSs as described in the Definitions section of this report.

Q4 12 vs. Q4 11. Excluding the impact of a $90.0 million noncash goodwill impairment charge in 2011, net income during Q4 12 increased by $6.8 million from the same period in 2011, and diluted earnings per share for Q4 12 increased by $0.14, or 26.4%, compared to Q4 11. Net income for Q4 12 was positively impacted by an increase in revenue resulting from acquisitions completed in 2011 and 2012 and growth in the water and oil and gas sectors. Compared to Q4 11, we reported organic growth in all practice area units except Buildings. Net income was also positively impacted by an increase in gross margin as a percentage of net revenue—from 55.1% in Q4 11 to 56.1% in Q4 12. This increase occurred in the Buildings, Environment, and Urban Land practice area units for two reasons: positive adjustments made to estimated cost to complete on certain large projects in our Buildings practice area unit and the mix of projects in progress during the quarter, which were largely associated with projects in our Environment practice relating to permitting, mining, and oil and gas facilities. Administrative and marketing expenses as a percentage of net revenue remained relatively stable at 41.6% in Q4 12 compared to 41.5% in Q4 11, despite an increase in acquisition activity in Q4 12 compared to Q4 11. This demonstrates our continued focus on managing costs.

Q1 13 vs. Q1 12. During Q1 13, net income increased by $3.4 million, or 13.6%, from the same period in 2012, and diluted earnings per share for Q1 13 increased by $0.06, or 10.9%, compared to Q1 12. Net income for Q1 13 was positively impacted by an increase in revenue resulting from acquisitions completed in 2012, and organic revenue grew because of activity in the oil and gas and transportation sectors. Compared to Q1 12, we reported organic growth in all regions and in all practice area units except Buildings. Net income was negatively impacted by a reduction in gross margin as a percentage of net revenue—from 54.4% in Q1 12 to 54.0% in Q1 13. The decrease occurred in our Industrial, Transportation, and Urban Land practice area units, while Environment and Buildings increased. The decreases in gross margins occurred because of the mix of projects in progress during the quarter, and as our Oil & Gas practice grows, our Industrial practice area unit margins will continue to be lower because of the nature of projects in the oil and gas sector. In addition, as we increase our US revenue base in the Urban Land practice area unit, our overall margin is negatively impacted because the margins secured in the United States tend to be lower than those secured in Canada. Also, high-density projects typically have lower margins; therefore, securing more work in this area has impacted Urban Land’s overall margin. Results were positively impacted by an improvement in administrative and marketing expenses as a percentage of net revenue—from 41.5% in Q1 12 to 41.1% in Q1 13—due to a continued focus on managing our costs effectively.

Q2 13 vs. Q2 12. During Q2 13, net income increased by $5.4 million, or 17.5%, from the same period in 2012, and diluted earnings per share for Q2 13 increased by $0.11, or 16.4%, compared to Q2 12. Net income for Q2 13 was positively impacted by an increase in revenue resulting from acquisitions completed in 2012 and 2013, and organic revenue grew because of activity in the oil and gas, environmental services, and transportation sectors. Compared to Q2 12, we reported organic growth in all regions and in all practice area units except Buildings and Urban Land. Our gross margin decreased

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

slightly—from 54.3% in Q2 12 to 54.2% in Q2 13—for the most part due to a reduction in our Buildings practice area unit margin, which was impacted by lower margins recognized on a number of major projects. Administrative and marketing expenses as a percentage of net revenue was 40% in both Q2 13 and Q2 12.

LIQUIDITY AND CAPITAL RESOURCES

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350-million revolving credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment and software, repaying long-term debt, and paying dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, explained in the Management’s Discussion and Analysis in our 2012 Financial Review, reduces the impact of changing market conditions on operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital by issuing additional equity. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities, and to some extent, we mitigate the risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Working Capital

The following table represents summarized working capital information as at September 30, 2013, compared to December 31, 2012:

(In millions of Canadian dollars, except ratios)	Sept 30, 2013	Dec 31, 2012	Change

Current assets	712.7	583.0	129.7
Current liabilities	(408.6)	(340.8)	(67.8)
Working capital (Note)	304.1	242.2	61.9
Current ratio (Note)	1.74	1.71	0.03

Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further discussed in the Definitions section of our 2012 Financial Review.

Current assets increased mainly due to a $100.9 million increase in trade and other receivables and unbilled revenue. Investment in trade and other receivables and unbilled revenue increased to 99 days at September 30, 2013, compared to 91 days at December 31, 2012. This increase in trade and other receivables and unbilled revenue occurred in our Environment, Industrial, and Urban Land practice area units. Cash and short-term deposits increased by $19.2 million, income tax recoverable increased by $3.4 million, and prepaid expenses increased by $4.7 million from December 31, 2012.

Current liabilities increased primarily due to a $54.5 million increase in trade and other payables resulting from increased activity and the timing of payroll. As well, billings in excess of costs increased $14.3 million, and income taxes payable increased by $4.2 million. Other financial liabilities increased $2.3 million, mainly resulting from the timing of interest paid on our senior secured notes. These increases were partly offset by a $9.0 million decrease in the current portion of long-term debt due to a reduction in notes payable from acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

Cash Flows

Our cash flows (used in) from operating, investing, and financing activities as reflected in the consolidated statements of cash flows are summarized in the following table:

	Quarter Ended September 30			Three Quarters Ended September 30

(In millions of Canadian dollars)	2013	2012	Change	2013	2012	Change

Cash flows from operating activities	111.6	82.0	29.6	151.4	104.0	47.4
Cash flows used in investing activities	(36.6)	(45.6)	9.0	(76.8)	(107.5)	30.7
Cash flows used in financing activities	(37.5)	(22.7)	(14.8)	(55.6)	(14.0)	(41.6)

Cash Flows from Operating Activities

Our cash flows from operating activities are impacted by the timing of acquisitions, particularly the timing of payments of acquired trade and other payables, including employee annual bonuses. On a year-to-date basis, the $47.4 million increase in cash flows from operating activities was a result of increased cash receipts from clients due to our acquisitions and organic growth, a decrease in interest paid on notes payable for prior acquisitions, and a higher Canadian income tax refund received in 2013 compared to 2012. These increases in cash flows were partly offset by more cash paid to employees because of an increase in the number of employees in 2013 compared to 2012 and an increase in bonuses and restricted share units paid. In addition, cash paid to suppliers increased due to acquisition and organic growth. Income tax paid was higher year to date since our final tax payment relating to 2012 was higher than the prior year and our installment base for 2013 is higher than for 2012.

Cash Flows Used in Investing Activities

Cash flows used in investing activities decreased year to date mainly due to a reduction in cash used for business acquisitions and the payment of notes payable for prior acquisitions. Year to date, we have used $31.0 million in cash for business acquisitions and the payment of notes payable, compared to $74.0 million in the same period in 2012. Also contributing to the decrease in cash flows used in investing activities was a $2.1 million increase in dividends from investments in joint ventures and associates, a $1.6 million decrease in investments held for self-insured liabilities, and a $6.8 million decrease in the purchase of intangible assets since we purchased AutoCAD software in the first quarter of 2012. These decreases in cash flows used in investing activities were partly offset by a $22.6 million increase in the purchase of property and equipment in 2013 year to date compared to the same period in 2012, as further described below.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $14.9 million in Q3 13 compared to $8.3 million in Q3 12. This increase resulted from an increase in leasehold and furniture improvements made to various office locations. Year to date, equipment and software purchases totaled $45.0 million compared to $29.2 million in 2012. Our Q3 13 and year-to-date purchases to support ongoing operational activity and growth were within our expected range for 2013. For the remainder of 2013, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. During Q3 13, we financed property and equipment and software purchases through cash flows from operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

Cash Flows Used in Financing Activities

Cash flows used in financing activities increased mainly due to a net outflow year to date in 2013 of $38.8 million to repay our revolving credit facility—compared to a net outflow of $2.7 million to repay our revolving credit facility in the same period in 2012. In addition, there was an $8.4 million increase in cash outflows for the payment of dividends year to date in 2013 compared to the same period in 2012.

The above increases in cash flow used in financing activities were partly offset by a $2.7 million increase in cash inflows from the issuance of shares for employees exercising their share options year to date in 2013 compared to 2012.

Capital Structure

We manage our capital structure according to the internal guideline established in our 2012 Financial Review by maintaining a net debt to EBITDA ratio of below 2.5. We calculate our net debt to EBITDA ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. At September 30, 2013, our net debt to EBITDA ratio was 0.7, calculated on a trailing four-quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

During 2012, we entered into an agreement for a $350-million revolving credit facility expiring August 31, 2016. During the quarter, the expiry date was extended to August 31, 2017. This credit facility allows us to access an additional $150 million under the same terms and conditions on approval of the lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 145 for Canadian prime and US base rate loans and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. At September 30, 2013, $298.7 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. We may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: 1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and 2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in the Definitions section of our 2012 Financial Review. We were in compliance with all of these covenants as at and throughout the period ended September 30, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

We have a bid bond facility, expiring on August 31, 2017, in the amount of $10 million that allows us to access an additional $5 million under the same terms and conditions upon approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At September 30, 2013, $5.0 million had been issued under this bid bond facility.

Shareholders’ Equity

Share options exercised during the first three quarters of 2013 generated $10.1 million in cash compared to $7.4 million in cash generated during the same period in 2012. No shares were repurchased year to date in 2013 or in the same period in 2012.

OTHER

Outstanding Share Data

As at September 30, 2013, there were 46,363,214 common shares and 1,533,501 share options outstanding. During the period of September 30, 2013, to October 30, 2013, 36,665 share options were exercised and 5,502 share options were forfeited. As at October 30, 2013, there were 46,399,879 common shares and 1,491,334 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations as at September 30, 2013, on a discounted basis:

Contractual Obligations	Payment Due by Period

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	234.8	29.4	34.8	115.3	55.3
Interest on debt	24.5	7.7	12.0	4.8	-
Operating leases	542.7	97.4	173.1	127.6	144.6
Finance lease obligation	9.2	4.7	4.5	-	-
Purchase and service obligations	20.8	7.1	11.5	2.2	-
Other obligations	16.3	3.0	2.0	0.2	11.1

Total contractual obligations	848.3	149.3	237.9	250.1	211.0

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows Used in Financing Activities and Capital Structure sections of this report and notes 9 and 15 in our unaudited interim consolidated financial statements for the quarter ended September 30, 2013. Operating lease commitments include obligations under office space rental agreements, and purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Other obligations include amounts payable under our deferred share unit and restricted share unit plans. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of September 30, 2013, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $5.9 million that expire at various dates before October 2014. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing. Our surety facility allows, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at September 30, 2013, $12.4 million (US$12.1 million) in bonds was issued under this surety facility. At September 30, 2013, $5.0 million was issued under our bid bond facility, which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies.

During 2009, we issued a guarantee to a maximum of US$60 million for project work with the US federal government. If this guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. At September 30, 2013, $155,000 of this guarantee had been exercised, but we have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee. This guarantee will expire on July 15, 2014.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed materially from those described in the Financial Instruments and Market Risk section of our 2012 Financial Review and are incorporated by reference herein.

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include its chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and senior vice presidents. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 18 of our Q3 13 unaudited interim consolidated financial statements and notes 13 and 14 of our audited consolidated financial statements included in our 2012 Financial Review and are incorporated by reference herein.

OUTLOOK

We believe that our outlook is to end the year with strong organic gross revenue growth with a targeted 5.0% to 7.0% increase compared to 2012. We revised our overall 2013 organic gross revenue growth target from the 3.0% to 4.0% included in our 2012 Financial Review due to the strong growth in our Environment, Industrial, and Transportation practice area units. The outlook for each practice area unit in 2013 ranges from retraction for Buildings, to stable-to-moderate organic growth for Urban Land, and strong organic growth for Environment, Industrial, and Transportation. Further discussion on the outlook for each practice area unit for 2013 can be found in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis.

We also believe that we will be at the lower end or below the targeted ranges for our gross margin as a percentage of net revenue and administrative and marketing expenses as a percentage of net revenue that were included in our 2012 Financial Review. These targets were impacted by growth in our Industrial practice where lower gross margins are typically offset by lower administrative and marketing expenses as a percentage of net revenue. This is further discussed in the Gross Margin and Administrative and Marketing Expenses subheadings of the Results section of this Management’s Discussion and Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

We operate in a highly diverse infrastructure and facilities market in North America and internationally that consists of many technical disciplines, practice areas, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the first three quarters of 2013, we saw no significant changes in our industry’s environment or in market opportunities. Our business model continues to focus on mitigating risk by diversifying operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those discussed in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis and those generally described in the Outlook section of the Management’s Discussion and Analysis in our 2012 Financial Review.

The above outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2012 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q3 13 from those described in our 2012 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2012, audited consolidated financial statements, which are incorporated by reference herein.

Definition of Additional IFRS Measures and Non-IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. This Management’s Discussion and Analysis includes additional IFRS measures, namely, gross revenue, net revenue, and gross margin. This Management’s Discussion and Analysis also includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. In particular, these measures and terms are working capital, current ratio, net debt to equity ratio, return on equity ratio, EBITDA, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the three quarters ended September 30, 2013, there has been no significant change in our description of additional IFRS measures and non-IFRS measures from that included in our 2012 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2012 Financial Review for additional information.

Recent Accounting Pronouncements

Effective January 1, 2013, we adopted the following standards and amendments, which are further described in note 6 of our December 31, 2012, annual consolidated financial statements:

•	IFRS 7, “Financial Instruments: Disclosures” – offsetting financial assets and liabilities (IFRS 7) (amended)
•	IFRS 10, “Consolidated Financial Statements” (IFRS 10)
•	IFRS 11, “Joint Arrangements” (IFRS 11)
•	IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12)
•	IFRS 13, “Fair Value Measurement” (IFRS 13)
•	IAS 1, “Presentation of Financial Statements” (IAS 1) (amended)
•	IAS 19, “Employee Benefits” (IAS 19) (amended)
•	IAS 27, “Separate Financial Statements” (IAS 27) (amended)

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

•	IAS 28, “Investments in Associates and Joint Ventures” (IAS 28) (amended)
•	Annual Improvements (2009–2011 Cycle)

The adoption of these new standards and amendments did not have an impact on internal controls over financial reporting, disclosure controls and procedures, and business activities including debt covenants, key performance indicators, and compensation plans.

The impact of adopting amendments to IAS 19, 27, and 28, IFRS 7, and the Annual Improvements (2009–2011 Cycle) did not have a material impact on our financial position or performance. IAS 27 and 28 were amended to move disclosure requirements regarding interests in other entities to the new IFRS 12.

IFRS 12 and 13 and amendments to IAS 1 did not have a material impact on the financial position or performance of the Company; however, they result in additional disclosure.

Effective January 1, 2013, we applied IFRS 10 and 11, which resulted in a change in our accounting policies and a retrospective restatement of previous consolidated financial statements. Therefore, we consistently applied the same accounting policies throughout all periods presented in our Q3 13 unaudited interim consolidated financial statements as if these policies had always been in effect. Below is a description of the nature of and effect on our financial position and performance of adopting IFRS 10 and 11. Also below is a description of IFRS 13 and amendments to IAS 1. For further details regarding the impact these standards and amendments had on our Q3 13 financial results, refer to note 4 of our Q3 13 unaudited interim consolidated financial statements.

a)	Changes in Accounting Policy and Impact on Financial Results

Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including structured entities (formerly called special purpose entities). IFRS 10 changes the definition of control such that a company determines whether it controls another entity by making judgments about what the relevant activities of the entity are and which party or parties have the power to direct those activities, as well as whether or not the company is exposed to variable returns of the entity and can use its power to influence the variable returns. In the case of joint arrangements, a company makes judgments to conclude if joint control exists by determining if unanimous consent is required in making decisions about relevant activities.

In adopting IFRS 10, we reviewed the terms and conditions of agreements where we had an interest in another entity to determine whether or not we had control, joint control, or significant influence over the entity as at January 1, 2013. The adoption of the new control concept did not result in a material change to the consolidation conclusion for our subsidiaries or structured entities, but it did result in classification changes to certain associated entities and investments in joint arrangements, as further explained under IFRS 11 below.

Joint Arrangements and Investments in Associates and Joint Ventures

Under IFRS 11, joint arrangements must be classified as either joint operations or joint ventures. A company makes judgments to determine if the arrangement is a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide a company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide a company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

In adopting IFRS 11, we can no longer use the proportionate consolidation method to account for joint ventures. Instead, joint ventures are accounted for using the equity method. Investments in associates continue to be accounted for using the equity method. The equity method of accounting has not changed from the description provided in our December 31, 2012, annual consolidated financial statements. For a joint arrangement classified as a joint operation, we are required to

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

recognize our share of assets, liabilities, revenues, and expenses of the joint operation and combine them line by line with similar items in our consolidated financial statements.

As a result of the retrospective application of IFRS 10 and 11, we restated certain line items in our consolidated statements of financial position and consolidated statements of income. In particular, proportionate consolidation was removed. Also, after completing a review of our joint agreements, the categorization of certain entities was changed to joint venture, joint operation, or associate, and the applicable accounting method was applied.

The adoption of IFRS 10 and 11 had an immaterial impact on our 2012 retained earnings, basic and diluted earnings per share, and operating, investing, and financing cash flows. The Recent Accounting Pronouncements section of our Q1 13 Management’s Discussion and Analysis and note 4 of our Q1 13 consolidated financial statements describe the impact of these changes on our consolidated statement of financial position at January 1, 2012, and December 31, 2012. The impact of the changes on our consolidated statements of income was immaterial for Q3 12 and for the first three quarters of 2012.

b)	Changes in Statement Presentation and Disclosure

IFRS 12 sets out the requirements for disclosure relating to an entity’s interest in subsidiaries, joint arrangements, associates, and structured entities. IAS 34, “Interim Financial Reporting,” does not require we provide this disclosure in interim condensed consolidated financial statements unless significant events and transactions in the interim period require that they be provided.

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. This standard does not change when an entity is required to use fair value but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 did not have a material impact on the fair value measurements carried out by our Company. This standard also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards. We included the applicable disclosure for IFRS 13 in note 13 of our Q3 13 unaudited interim consolidated financial statements. Since this standard is applied prospectively, comparative disclosures for prior periods are not required.

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss in the future are required to be presented separately from items that will never be reclassified. We included this disclosure in our Q3 13 unaudited interim consolidated financial statements.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our Q3 13 unaudited interim consolidated financial statements, which is incorporated by reference herein.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (as defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

RISK FACTORS

For the quarter ended September 30, 2013, there has been no significant change in our risk factors from those described in our 2012 Financial Review, incorporated by reference herein, including our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT EVENT

On October 30, 2013, the Company declared a dividend of $0.165 per share, payable on January 16, 2014, to shareholders of record on December  31, 2013.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and practice area units in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2013 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Results of Operations—Gross and Net Revenue, Results of Operations—Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended September 30, 2013, there has been no significant change in our risk factors from those described in our 2012 Financial Review that are incorporated by reference herein.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and various international economies in 2013 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2013 are listed in the Outlook section of our 2012 Financial Review and were updated in our Q2 13 Management’s Discussion and Analysis under the Outlook section. The following information updates and, therefore, supersedes those assumptions.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. We also assumed that our average interest rate would remain relatively stable in 2013 compared to 2012. On

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

September 30, 2013, the Canadian dollar closed at US$0.97, representing a 4.0% increase in the US dollar since December 31, 2012. The average interest rate on our revolving credit facility was 1.38% at September 30, 2013, compared to 1.60% at December 31, 2012. The interest rate on our senior secured notes is fixed. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2013 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at September 30, 2013, was 27.2% compared to 26.5% for the year ended December 31, 2012, as further explained on page M-17.

In our 2012 Financial Review, we noted that according to the Canadian Mortgage and Housing Corporation (CMHC), total annual housing starts in Canada were expected to be 193,600 units in 2013. The CMHC has since revised its forecast to 182,800.

In our 2012 Financial Review, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 932,000 units in 2013. This forecast has since been revised to 926,000 units in 2013.

In our 2012 Financial Review, the Bank of Canada forecasted GDP growth to be 2.0% in 2013. This forecast has since been revised to 1.8%. The Bank of Canada Canadian/US average exchange rate projection is US$0.98, compared to US$1.01 in our 2012 Financial Review.

In our 2012 Financial Review, the World Bank forecasted GDP growth for 2013 of 6.1% for India, 3.4% for the Middle East, 3.5% for Latin America and the Caribbean regions, and -0.1% for the Euro area. This forecast has since been revised to 5.5% for India, 2.5% for the Middle East, 3.3% for Latin America and the Caribbean regions, and -0.6% for the Euro area.

The outlooks for our Buildings, Environment, Industrial, Transportation, and Urban Land practice area units changed during the first three quarters of 2013 from those described in the Outlook section of our 2012 Financial Review. The outlook for each practice area unit in 2013 ranges from retraction for our Buildings practice area unit, to stable-to-moderate organic growth for our Urban Land practice area unit, to strong organic growth for our Environment, Industrial, and Transportation practice area units.

The assumptions used in establishing these outlooks are discussed in the outlooks for each of our practice area units for 2013 in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis and in the Outlook section of our 2012 Financial Review, which is incorporated by reference herein.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of October 30, 2013, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2013, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	September 30 2013 $	December 31 2012 $

			Restated (note 4)

ASSETS	9
Current
Cash and cash equivalents	6	59,950	40,708
Trade and other receivables	7	399,668	353,451
Unbilled revenue		203,602	148,908
Income taxes recoverable		7,231	3,840
Prepaid expenses		19,020	14,283
Other financial assets	8	17,971	17,670
Other assets		5,256	4,106

Total current assets		712,698	582,966
Non-current
Property and equipment		133,997	114,994
Goodwill		580,742	566,784
Intangible assets		77,424	85,748
Investments in joint ventures and associates		4,133	5,286
Deferred tax assets		46,652	40,975
Other financial assets	8	69,151	63,691
Other assets		1,299	3,791

Total assets		1,626,096	1,464,235

LIABILITIES AND EQUITY
Current
Trade and other payables	12	266,254	211,726
Billings in excess of costs		75,162	60,822
Income taxes payable		4,366	159
Current portion of long-term debt	9	33,845	42,888
Provisions	10	15,637	14,863
Other financial liabilities		4,007	1,672
Other liabilities	11	9,329	8,650

Total current liabilities		408,600	340,780
Non-current
Long-term debt	9	209,460	256,408
Provisions	10	47,714	36,959
Deferred tax liabilities		62,277	57,840
Other financial liabilities		1,995	2,342
Other liabilities	11	54,143	42,778

Total liabilities		784,189	737,107

Shareholders’ equity
Share capital	12	254,042	240,369
Contributed surplus	12	13,519	14,291
Retained earnings		578,079	491,227
Accumulated other comprehensive loss		(3,733)	(18,862)

Total equity attributable to equity holders of the Company		841,907	727,025

Non-controlling interests		-	103

Total equity		841,907	727,128

Total liabilities and equity		1,626,096	1,464,235

See accompanying notes

September 30, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars, except per share amounts)	Notes	2013 $	2012 $	2013 $	2012 $

			Restated (note 4)		Restated (note 4)

Gross revenue		581,166	479,249	1,661,097	1,388,855
Less subconsultant and other direct expenses		96,409	81,882	280,039	225,158

Net revenue		484,757	397,367	1,381,058	1,163,697
Direct payroll costs	16	221,766	178,650	633,237	528,542

Gross margin		262,991	218,717	747,821	635,155
Administrative and marketing expenses	5,12,16	185,616	157,687	548,753	469,690
Depreciation of property and equipment		8,701	7,020	23,700	20,183
Amortization of intangible assets		4,516	5,090	16,588	14,676
Net interest expense		2,117	2,259	6,683	6,920
Other net finance expense		785	641	2,134	2,135
Share of income from joint ventures and associates		(866)	(672)	(1,435)	(1,679)
Foreign exchange (gain) loss		(485)	104	(161)	133
Other expense (income)		86	(65)	(282)	125

Income before income taxes		62,521	46,653	151,841	122,972

Income taxes
Current		17,597	9,271	44,828	28,544
Deferred		(1,038)	3,285	(3,527)	4,555

Total income taxes		16,559	12,556	41,301	33,099

Net income for the period		45,962	34,097	110,540	89,873

Weighted average number of shares outstanding – basic		46,303,826	45,788,734	46,179,678	45,694,805

Weighted average number of shares outstanding – diluted		46,713,589	45,800,853	46,477,674	45,694,805

Shares outstanding, end of the period		46,363,214	45,879,748	46,363,214	45,879,748

Earnings per share
Basic		0.99	0.74	2.39	1.97

Diluted		0.98	0.74	2.38	1.97

See accompanying notes

September 30, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2013 $	2012 $	2013 $	2012 $

		Restated (note 4)		Restated (note 4)

Net income for the period	45,962	34,097	110,540	89,873

Other comprehensive (loss) income (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	(8,519)	(12,937)	13,362	(12,504)
Net unrealized gain on available-for-sale financial assets	487	1,015	2,333	1,541
Net realized gain on available-for-sale financial assets transferred to income	(84)	(1)	(535)	(13)
Income tax effect on available-for-sale financial assets	(6)	(18)	(31)	(27)

Other comprehensive (loss) income for the period, net of tax	(8,122)	(11,941)	15,129	(11,003)

Total comprehensive income for the period, net of tax	37,840	22,156	125,669	78,870

See accompanying notes

September 30, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 12)	Share Capital (note 12)	Contributed Surplus (note 12)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, January 1, 2012 (Restated; note 4)	45,523,585	226,744	14,906	397,706	(12,449)	626,907

Net income				89,873		89,873
Other comprehensive loss					(11,003)	(11,003)

Total comprehensive income				89,873	(11,003)	78,870
Share options exercised for cash	356,163	7,350				7,350
Share-based compensation expense			2,057			2,057
Reclassification of fair value of share options previously expensed		2,422	(2,422)			-
Dividends declared (note 12)				(20,601)		(20,601)

Balance, September 30, 2012	45,879,748	236,516	14,541	466,978	(23,452)	694,583

Balance, December 31, 2012	45,983,894	240,369	14,291	491,227	(18,862)	727,025

Net income				110,540		110,540
Other comprehensive income					15,129	15,129

Total comprehensive income				110,540	15,129	125,669
Share options exercised for cash	379,320	10,132				10,132
Share-based compensation expense			2,769			2,769
Reclassification of fair value of share options previously expensed		3,541	(3,541)			-
Dividends declared (note 12)				(22,885)		(22,885)
Purchase of non-controlling interests				(803)		(803)

Balance, September 30, 2013	46,363,214	254,042	13,519	578,079	(3,733)	841,907

See accompanying notes

September 30, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	Notes	2013 $	2012 $	2013 $	2012 $

			Restated (note 4)		Restated (note 4)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		568,291	467,152	1,561,882	1,345,843
Cash paid to suppliers		(151,879)	(135,879)	(443,627)	(431,422)
Cash paid to employees		(291,998)	(240,630)	(920,433)	(778,056)
Interest received		437	388	1,132	1,101
Interest paid		(1,495)	(1,257)	(5,691)	(9,444)
Finance costs paid		(694)	(567)	(1,962)	(1,921)
Income taxes paid		(11,601)	(10,204)	(50,668)	(28,742)
Income taxes recovered		489	2,941	10,721	6,602

Cash flows from operating activities	17	111,550	81,944	151,354	103,961

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(17,963)	(34,102)	(31,026)	(74,021)
Dividends from investments in joint ventures and associates		96	200	2,685	630
Increase in investments held for self-insured liabilities		(4,445)	(3,186)	(6,546)	(8,188)
(Increase) decrease in investments and other assets		104	(259)	2,143	3,098
Purchase of intangible assets		(290)	(454)	(2,754)	(9,594)
Purchase of property and equipment		(14,650)	(7,822)	(42,205)	(19,580)
Proceeds on disposition of property and equipment		552	10	951	180

Cash flows used in investing activities		(36,596)	(45,613)	(76,752)	(107,475)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(32,999)	(24,154)	(68,770)	(76,401)
Proceeds from bank debt		-	5,892	29,992	73,692
Payment of finance lease obligations		(577)	(883)	(4,840)	(4,879)
Proceeds from issue of share capital		3,718	3,306	10,132	7,350
Payment of dividends to shareholders	12	(7,625)	(6,863)	(22,133)	(13,719)

Cash flows used in financing activities		(37,483)	(22,702)	(55,619)	(13,957)

Foreign exchange (loss) gain on cash held in foreign currency		(286)	(195)	259	(239)

Net increase (decrease) in cash and cash equivalents		37,185	13,434	19,242	(17,710)
Cash and cash equivalents, beginning of the period		22,765	3,754	40,708	34,898

Cash and cash equivalents, end of the period	6	59,950	17,188	59,950	17,188

See accompanying notes

September 30, 2013

STANTEC INC. (UNAUDITED)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the quarter ended September 30, 2013, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on October 30, 2013. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office and records office are located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These consolidated financial statements for the quarter ended September 30, 2013, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2012, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and amendments effective January 1, 2013, (described in note 4). Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2012, annual consolidated financial statements (except as described in note 4).

These consolidated financial statements are presented in Canadian dollars, unless otherwise indicated.

3.	Basis of Consolidation

The consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, and its structured entities as at September 30, 2013.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at September 30, 2013. All intercompany balances are eliminated.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenues, and expenses of the joint operation.

The Company adopted International Financial Reporting Standard (IFRS) 10, “Consolidated Financial Statements,” and IFRS 11, “Joint Arrangements,” effective January 1, 2013, with retrospective application. The effects of these changes on the Company’s accounting policies are described in note 4.

4.	Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

Effective January 1, 2013, the Company adopted the following standards and amendments, which are further described in note 6 of the Company’s December 31, 2012, annual consolidated financial statements:

•	IFRS 7, “Financial Instruments: Disclosures” – offsetting financial assets and liabilities (IFRS 7) (amended)
•	IFRS 10, “Consolidated Financial Statements” (IFRS 10)
•	IFRS 11, “Joint Arrangements” (IFRS 11)
•	IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12)
•	IFRS 13, “Fair Value Measurement” (IFRS 13)
•	IAS 1, “Presentation of Financial Statements” (IAS 1) (amended)
•	IAS 19, “Employee Benefits” (IAS 19) (amended)
•	IAS 27, “Separate Financial Statements” (IAS 27) (amended)
•	IAS 28, “Investments in Associates and Joint Ventures” (IAS 28) (amended)
•	Annual Improvements (2009–2011 Cycle)

The impact of adopting the amendments to IAS 19, 27, and 28, IFRS 7, and the Annual Improvements (2009–2011 Cycle) did not have a material impact on the financial position or performance of the Company.

For the first time, the Company applied IFRS 10 and 11, which required retrospective restatement of previous consolidated financial statements. IFRS 12 and 13 and amendments to IAS 1 did not have a material impact on the financial position or performance of the Company; however, their adoption resulted in additional disclosure. A detailed description of the nature and effect of IFRS 10, 11, 12, and 13, and amendments to IAS 1 are disclosed in note 4 of the Company’s March 31, 2013, consolidated financial statements.

Restatement of comparative figures

As a result of the adoption of IFRS 10, the Company reviewed its agreements of interests in other entities to determine whether the Company had control, joint control, or significant influence over each entity as at January 1, 2013, as defined in IFRS 10. The adoption of the new control concept did not result in a material change to the consolidation conclusion for the Company’s subsidiaries or structured entities, but did result in classification changes to certain associated entities and investments in joint arrangements.

Under IFRS 11, joint arrangements must be classified as either joint ventures or joint operations. The Company is no longer permitted to account for joint ventures using proportionate consolidation. Instead, joint ventures are required to be accounted for using the equity method. Investments in associates continue to be accounted for using the equity method. The equity method of accounting did not change from the description provided in the Company’s December 31, 2012, annual consolidated financial statements. If a joint arrangement is classified as a joint operation, the Company recognizes its share of assets, liabilities, revenues, and expenses of the joint operation, combining them line by line with similar items in the Company’s consolidated financial statements.

As a result of the retrospective application of IFRS 10 and 11 and amendments to IAS 27 and 28, certain line items in the Company’s consolidated financial statements were restated. In particular, proportionate consolidation

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

was removed, and after completing a review of the Company’s joint operations agreements, certain entities were categorized as joint ventures, joint operations, and associates, and the applicable accounting method was applied. The adoption of these standards had an immaterial impact on the Company’s 2012 retained earnings, basic and diluted earnings per share, and on its operating, investing, and financing cash flows. Note 4 in the Company’s March 31, 2013, consolidated financial statements describes the impact of these changes on its consolidated statement of financial position at January 1, 2012, and December 31, 2012. The following tables summarize the adjustments made to the Company’s consolidated statements of income for the period ended September 30, 2012:

Consolidated statements of income

	For the quarter ended September 30, 2012

(In thousands of Canadian dollars)	As Previously Reported $	Adjustments $	As Restated $

Gross revenue	483,687	(4,438)	479,249
Subconsultant and other direct expenses	85,559	(3,677)	81,882

Net revenue	398,128	(761)	397,367
Direct payroll costs	178,983	(333)	178,650

Gross margin	219,145	(428)	218,717
Administrative and marketing expenses	157,928	(241)	157,687
Depreciation of property and equipment	7,027	(7)	7,020
Net interest expense	2,247	12	2,259
Share of income from joint ventures and associates	(526)	(146)	(672)
Foreign exchange loss	106	(2)	104
Income taxes - current	9,324	(53)	9,271
Income taxes - deferred	3,284	1	3,285

Overall impact on net income for the period		8

	For the three quarters ended September 30, 2012

(In thousands of Canadian dollars)	As Previously Reported $	Adjustments $	As Restated $

Gross revenue	1,398,981	(10,126)	1,388,855
Subconsultant and other direct expenses	233,363	(8,205)	225,158

Net revenue	1,165,618	(1,921)	1,163,697
Direct payroll costs	529,358	(816)	528,542

Gross margin	636,260	(1,105)	635,155
Administrative and marketing expenses	470,447	(757)	469,690
Depreciation of property and equipment	20,203	(20)	20,183
Net interest expense	6,901	19	6,920
Share of income from joint ventures and associates	(1,331)	(348)	(1,679)
Foreign exchange loss	133	-	133
Income taxes - current	28,640	(96)	28,544
Income taxes - deferred	4,562	(7)	4,555

Overall impact on net income for the period		104

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

Future adoptions

The standards, amendments, and interpretations issued prior to 2013 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2012, annual consolidated financial statements. The following amendment, which may be applicable to the Company, was issued in the first three quarters of 2013 and will be effective January 1, 2014:

•

In May 2013, the International Accounting Standards Board (IASB) issued “Recoverable Amount Disclosures for Non-Financial Assets”—amendments to IAS 36. The amendments clarify IASB’s intentions about when an entity is required to disclose the recoverable amount of an impaired asset (including goodwill or a cash-generating unit) and sets out other disclosure requirements for non-financial assets.

5.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase in or reduction to the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

In addition, consideration specified in certain purchase agreements may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other expense (income).

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2013

On May 31, 2013, the Company acquired certain assets, liabilities, and the business of IBE Consulting Engineers, Inc. (IBE) for cash consideration and notes payable. Based in Sherman Oaks, California, IBE specializes in high-performance, sustainable design of mechanical, electrical, and plumbing systems for education, healthcare, commercial, cultural, and government facilities. IBE’s capabilities will enhance the Company’s buildings engineering presence on the US West Coast.

On May 31, 2013, the Company acquired certain assets, liabilities, and the business of Ashley-Pryce Interior Designers Inc. (AP/ID) for cash consideration and promissory notes. Based in Vancouver, British Columbia, AP/ID is known for its corporate office consulting and strategic workplace planning services. AP/ID provides full interior

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

design services to a variety of clients, from law firms and government agencies to banks and mining companies. The addition of AP/ID will enhance the Company’s interior design presence in British Columbia.

On June 28, 2013, the Company acquired certain assets, liabilities and the business of Roth Hill, LLC (Roth Hill), for cash consideration and notes payable. Based in Bellevue, Washington, Roth Hill is a civil engineering firm with expertise in infrastructure design and an extensive project portfolio designing systems for every facet of collection, distribution, and treatment of water and wastewater. Roth Hill will expand the Company’s water and wastewater capabilities in the Pacific Northwest.

Acquisitions in 2012

On May 18, 2012, the Company acquired the net assets and business of PHB Group Inc. (PHB) for cash consideration and notes payable. Based in St. John’s, Newfoundland and Labrador, PHB provides architecture and interior design services and offers a full range of pre-design services, such as site-selection studies, life safety studies, building condition reports, feasibility studies, master planning, programming, and project management services. PHB’s architectural services complement the Company’s existing Buildings Engineering, Geotechnical Engineering, and Environmental Services practices in Newfoundland and Labrador.

On May 25, 2012, the Company acquired all the shares and business of ABMB Engineers, Inc. (ABMB) for cash consideration and promissory notes. ABMB is based in Baton Rouge, Louisiana, and also has offices in Jackson, Vicksburg, and Madison, Mississippi; and New Orleans, Louisiana. ABMB provides transportation and infrastructure engineering services to a variety of clients. The addition of ABMB grew the Company’s Transportation practice in the US Southeast, while providing a new presence for the Company in Mississippi.

On August 24, 2012, the Company acquired all the shares and business of Cimarron Engineering Ltd. (Cimarron) for cash consideration and notes payable. Based in Calgary, Alberta, with an additional office in Edmonton, Alberta, Cimarron is an industry leader specializing in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities, with a focus on upstream and transmission applications. Cimarron also has a power division that specializes in designing medium- to high-voltage electrical systems for utility and oil and gas clients. The addition of Cimarron enhanced the Company’s Oil and Gas and Power practices throughout North America.

On November 30, 2012, the Company acquired the net assets and business of Corzo Castella Carballo Thompson Salman, P.A. (C3TS) for cash consideration and notes payable. C3TS is headquartered in Coral Gables, Florida, and has offices in Fort Lauderdale, Boca Raton, West Palm Beach, and Orlando, Florida. C3TS provides transportation and civil engineering, architecture, and environmental engineering services to major transportation agencies, municipalities, and educational institutions across Florida. The firm’s capabilities augmented the Company’s multidiscipline engineering and environmental services in Florida and the southeastern United States.

On November 30, 2012, the Company acquired the net assets and business of Architecture 2000 Inc. for cash consideration and notes payable. Based in Moncton, New Brunswick, Architecture 2000 Inc. is an architecture, interior design, master/urban planning, and project management firm. The addition of Architecture 2000 Inc. augmented the Company’s Canadian architecture presence and diversified its existing presence in Atlantic Canada.

On December 14, 2012, the Company acquired all the shares and business of Greenhorne & O’Mara, Inc. (G&O) for cash consideration and notes payable. G&O is headquartered in Laurel, Maryland, and has offices in several states, including Maryland, Virginia, West Virginia, Ohio, North Carolina, Pennsylvania, and Florida. G&O is a transportation, environment, and infrastructure and design firm. The G&O addition complemented the Company’s existing presence in the US East.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

On December 14, 2012, the Company acquired the net assets and business of Landmark Survey and Mapping, Inc. (LSM) for cash consideration and notes payable. LSM is a survey and mapping firm located in Pennsylvania, specializing in serving the energy industry and with particular expertise in oil and gas, power, and coal. The addition of LSM bolstered the Company’s emerging oil and gas presence in the region.

During the first three quarters of 2013, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the PHB, ABMB, and Cimarron acquisitions. The Company expects to finalize the estimated fair value of assets acquired and liabilities assumed for the C3TS, Architecture 2000 Inc., G&O, and LSM acquisitions in the fourth quarter of 2013; and for the IBE, AP/ID, and Roth Hill acquisitions in the second quarter of 2014.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition, for acquisitions completed year to date, are as follows:

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012 $

Cash consideration	3,880	52,766
Notes payable	3,016	49,378

Consideration	6,896	102,144

Assets and liabilities acquired
Cash acquired	-	2,915
Bank indebtedness assumed	-	(2,720)
Non-cash working capital	(303)	35,395
Property and equipment	313	6,542
Investments	-	2
Other financial assets	-	817
Intangible assets
Client relationships	2,356	12,995
Contract backlog	1,203	5,854
Lease disadvantages	-	(1,353)
Software	-	290
Other	117	1,431
Provisions	-	(1,291)
Other liabilities	-	(2,189)
Long-term debt	(151)	(12,984)
Deferred income taxes	(764)	(7,034)

Total identifiable net assets at fair value	2,771	38,670
Goodwill arising on acquisitions	4,125	63,474

Consideration	6,896	102,144

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. During the first three quarters of 2013, no trade receivables were acquired. The trade receivables acquired in fiscal 2012 had a fair value of $35,376,000 and a gross value of $37,451,000.

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2013, $6,716,000 (December 2012 – $25,322,000) is deductible for income tax purposes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and lease exit liabilities. As at the reporting date, provisions for claims outstanding from current and prior acquisitions were reassessed and determined to be $5,750,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 8). The Company did not acquire any indemnification assets in the current year.

As a result of the IBE, AP/ID, and Roth Hill acquisitions, the Company assumed commitments for operating leases of approximately $2,989,000 with remaining lease terms of up to seven years.

For business combinations that occurred in 2013, the Company estimates that gross revenue earned in 2013, since these acquired entities’ acquisition date is $4,263,000. For business combinations that occurred in 2012, the Company estimates that gross revenue earned in fiscal year 2012, since these acquired entities’ acquisition date is $41,816,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2013 had taken place at the beginning of 2013, gross revenue from continuing operations for the first three quarters of 2013 would have been $1,667,900,000 and the profit from continuing operations for the Company would have been $110,872,000. If the business combinations that occurred in 2012 had taken place at the beginning of 2012, gross revenue from continuing operations for the fiscal year 2012 would have been $2,017,557,000 and the profit from continuing operations for the Company would have been $123,583,000.

In 2013, directly attributable acquisition-related costs of $759,000 (September 30, 2012 – $428,000) have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended September 30 2013 $	For the three quarters ended September 30 2013 $

Cash consideration on 2013 acquisitions	-	3,880
Payments on notes payable from previous acquisitions	17,963	27,146

Total net cash paid	17,963	31,026

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

The total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2011	82,355
Additions for acquisitions in the period	49,378
Other adjustments	70
Payments	(52,168)
Interest	543
Impact of foreign exchange	(620)

December 31, 2012	79,558
Additions for acquisitions in the period	3,016
Other adjustments	6,504
Payments	(27,146)
Interest	523
Impact of foreign exchange	1,601

September 30, 2013	64,056

During the first three quarters of 2013, pursuant to price adjustment clauses included in the purchase agreements, the Company adjusted the notes payable for the following acquisitions: TetrES Consultants Inc; Natural Resources Consulting, Inc.; WilsonMiller Inc.; Anshen & Allen Architecture, Inc; Burt Hill Inc.; QuadraTec, Inc.; Caltech Group; FSC Architects and Engineers; Bonestroo, Inc.; ENTRAN, Inc.; ABMB; Cimarron; C3TS; G&O; and Roth Hill. These adjustments impacted non-cash working capital.

6.	Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	September 30 2013 $	September 30 2012 $

		(Restated)

Cash in bank and on hand	55,635	15,118
Unrestricted investments	2,561	2,070
Cash held in escrow	1,754	-

Cash and cash equivalents	59,950	17,188

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

As part of the G&O acquisition (note 5), $1,754,000 (US$1,702,000) was placed in an escrow account that will be settled based on the outcome of price adjustment clauses included in the purchase agreement. A corresponding $1,754,000 obligation was also recorded on acquisition and is included in other notes payable.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

7.	Trade and Other Receivables

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012 $

		(Restated)

Trade receivables, net of allowance	387,324	348,301
Holdbacks, current	4,732	4,433
Other	7,612	717

Trade and other receivables	399,668	353,451

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance determined, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012 $

		(Restated)

Balance, beginning of the period	16,551	11,969
Provision for doubtful accounts	3,460	7,209
Deductions	(2,932)	(2,498)
Impact of foreign exchange	77	(129)

Balance, end of the period	17,156	16,551

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	120+ $

September 30, 2013	404,480	234,866	95,453	23,874	19,639	30,648

December 31, 2012 (Restated)	364,852	176,305	101,887	34,512	20,855	31,293

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

8.	Other Financial Assets

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012 $

		(Restated	)

Investments held for self-insured liabilities	73,920	67,590
Investments	2,912	2,063
Holdbacks on long-term contracts	4,999	5,392
Indemnifications	1,360	1,762
Future sublease revenue	3,312	4,001
Other	619	553

	87,122	81,361
Less current portion	17,971	17,670

Long-term portion	69,151	63,691

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income.

The fair value of the bonds at September 30, 2013, was $50,609,000 (December 31, 2012 – $46,358,000), and the fair value of the equities was $23,311,000 (December 31, 2012 – $21,232,000). The amortized cost of the bonds at September 30, 2013, was $50,361,000 (December 31, 2012 – $45,830,000), and the cost of the equities was $19,093,000 (December 31, 2012 – $18,735,000). The bonds bear interest at rates ranging from 0.38% to 5.50% per annum (December 31, 2012 – 0.38% to 5.50%).

The term to maturity of the bond portfolio, stated at fair value, is as follows:

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012 $

Within one year	13,767	13,797
After one year but less than five years	36,842	32,561

Total	50,609	46,358

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 10). During 2013, the Company decreased provisions and indemnification assets relating to prior acquisitions by $402,000 (2012 – $930,000) because of new information obtained in the period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

9.	Long-Term Debt

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012 $

Non-interest-bearing note payable	252	235
Other notes payable	64,190	81,371
Bank loan	45,333	80,663
Senior secured notes	124,347	124,198
Finance lease obligations	9,183	12,829

	243,305	299,296
Less current portion	33,845	42,888

Long-term portion	209,460	256,408

Other notes payable

The weighted average rate of interest on the other notes payable is 3.05% (December 31, 2012 – 2.82%). The notes may be supported by promissory notes and are due at various times from 2013 to 2016. The aggregate maturity value of the notes is $64,749,000 (December 31, 2012 – $82,439,000). At September 30, 2013, $38,279,000 (US$37,153,000) (December 31, 2012 – $41,555,000 (US$41,768,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

During the third quarter, the Company reached an agreement to extend the maturity date of its $350-million revolving credit facility, under the same terms and conditions, to August 31, 2017. This facility also allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit.

At September 30, 2013, $45,333,000 (US$44,000,000) of the bank loan was payable in US funds. At December 31, 2012, $65,663,000 (US$66,000,000) of the bank loan was payable in US funds and $15,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 15). The average interest rate applicable at September 30, 2013, was 1.38% (December 31, 2012 – 1.60%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At September 30, 2013, the Company had issued and outstanding letters of credit, expiring at various dates before October 2014, totaling $4,639,000 (December 31, 2012 – $4,639,000) payable in Canadian funds and $1,280,000 (US$1,243,000) (December 31, 2012 – $1,240,000 (US$1,246,000)) payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At September 30, 2013, $298,748,000 (December 31, 2012 – $263,458,000) was available in the revolving credit facility for future activities.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At September 30, 2013, $12,434,000 (US$12,068,000) (December 31, 2012 – $11,061,000 (US$11,118,000)) in bonds had been issued under this surety facility, expiring at various dates before April 2020.

The Company has a bid bond facility, expiring on August 31, 2017, in the amount of $10 million. This facility also allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At September 30, 2013, $5,041,000 (December 31, 2012 – $1,998,000) payable in various international currencies was issued under this bid bond facility, expiring at various dates before April 2014.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 15). All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software, motor vehicles, and equipment. At September 30, 2013, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 0.78% to 14.99% (December 31, 2012 – 0.78% to 13.06%). These finance leases expire at various dates before August 2017.

10.	Provisions

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012 $

Provision for self-insured liabilities	47,691	36,381
Provisions for claims	7,125	8,717
Lease exit liabilities and onerous contracts	8,535	6,724

	63,351	51,822
Less current portion	15,637	14,863

Long-term portion	47,714	36,959

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management reviews the timing of the outflows of these provisions on a regular basis. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012 $

Provision, beginning of the period	36,381	36,662
Current-period provision	15,525	10,612
Payment for claims settlement	(5,075)	(10,396)
Impact of foreign exchange	860	(497)

Provision, end of the period	47,691	36,381

The current and long-term portion of provision for self-insured liabilities is determined based on an actuarial estimate. At September 30, 2013, the long-term portion was $42,129,000 (December 31, 2012 – $34,097,000).

Provisions for claims

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012 $

Provisions, beginning of the period	8,717	11,554
Current-period provisions	570	177
Claims from acquisitions	-	882
Claims paid or otherwise settled	(2,216)	(3,860)
Impact of foreign exchange	54	(36)

Provisions, end of the period	7,125	8,717

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 8).

Lease exit liabilities and onerous contracts

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012 $

Liability, beginning of the period	6,724	10,233
Current-period provisions	5,976	1,647
Resulting from acquisitions	-	409
Costs paid or otherwise settled	(4,352)	(5,401)
Impact of foreign exchange	187	(164)

Liability, end of the period	8,535	6,724

Payments for lease exit liabilities and onerous contracts will occur until December 2024. Onerous contracts consist of sublease losses.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

11.	Other Liabilities

(In thousands of Canadian dollars)	Notes	September 30 2013 $	December 31 2012 $

Deferred gain on sale leaseback		3,240	3,567
Lease inducement benefits		40,637	32,666
Lease disadvantages		3,619	5,160
Deferred share units payable	12	9,361	5,788
Restricted share units payable	12	2,891	2,456
Liability for uncertain tax positions		3,724	1,791

		63,472	51,428
Less current portion		9,329	8,650

Long-term portion		54,143	42,778

12.	Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the first three quarters of 2013 and during fiscal 2012, no common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid.

During the second quarter of 2013, the Company did not renew its normal course issuer bid with the TSX, which expired on May 31, 2013.

During the third quarter of 2013, the Company recognized a share-based compensation expense of $4,169,000 (September 30, 2012 – $2,641,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,008,000 (September 30, 2012 – $749,000) related to the fair value of options granted and $3,161,000 (September 30, 2012 – $1,892,000) related to cash-settled share-based compensation (deferred share units and restricted share units).

During the first three quarters of 2013, the Company recognized a share-based compensation expense of $7,898,000 (September 30, 2012 – $5,145,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $2,769,000 (September 30, 2012 – $2,057,000) related to the fair value of options granted and $5,129,000 (September 30, 2012 – $3,088,000) related to cash-settled share-based compensation (deferred share units and restricted share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

Share options

The Company has granted share options to officers and employees to purchase 1,533,501 shares at prices between $28.65 and $41.75 per share. These options expire on dates between August, 2014, and February, 2020.

		September 30 2013		December 31 2012

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	1,475,823	28.79	1,578,300	26.64
Granted	455,000	41.75	375,500	29.75
Exercised	(379,320)	26.71	(460,309)	22.17
Forfeited	(18,002)	34.83	(17,668)	28.90

Share options, end of the period	1,533,501	33.08	1,475,823	28.79

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

At September 30, 2013, 725,182 (September 30, 2012 – 960,416) share options were exercisable at a weighted average price of $29.59 (September 30, 2012 – $28.31). At September 30, 2013, and September 30, 2012, no share options were antidilutive.

Dividends

The holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The following table describes the dividends declared and recorded in the consolidated financial statements in 2013 and 2012.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 15, 2012	March 30, 2012	April 17, 2012	0.150	6,856,000
May 9, 2012	June 29, 2012	July 19, 2012	0.150	6,863,000
August 2, 2012	September 28, 2012	October 18, 2012	0.150	6,882,000
October 31, 2012	December 31, 2012	January 17, 2013	0.150	6,897,000
February 20, 2013	March 28, 2013	April 18, 2013	0.165	7,611,000
May 8, 2013	June 28, 2013	July 18, 2013	0.165	7,625,000
July 31, 2013	September 27, 2013	October 17, 2013	0.165	-

As at September 30, 2013, trade and other payables include $7,649,000 related to the dividends declared on July 31, 2013.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During the quarter, 9,036 deferred share units were issued (September 30, 2012 –10,355). As at September 30, 2013, 173,404 units were outstanding at the fair value of $9,361,000 (December 31, 2012 – 146,736 units at the fair value of $5,788,000).

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted an allotment of these units annually in which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days prior to the unit’s release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise based on the number of units outstanding on the record date. During the quarter, 162 restricted share units were issued (September 30, 2012 –267). As at September 30, 2013, 53,558 units were outstanding at the fair value of $2,891,000 (December 31, 2012 – 62,260 units at the fair value of $2,456,000).

13.	Fair Value Measurements

All financial instruments carried at fair value are categorized in one of the three categories, defined as follows:

•	Level 1 – quoted market prices
•	Level 2 – valuation techniques (market observable)
•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. It measures certain financial and non-financial assets and liabilities at fair value on a recurring basis and nonrecurring basis. There has been no change in the method of determining fair value in the year.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the period ended September 30, 2013, there were no transfers between level 1 and level 2 fair value measurements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis and nonrecurring basis as at September 30, 2013:

(In thousands of Canadian dollars)	Notes	Carrying Amount of Asset $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Recurring fair value measurements
Investments held for self-insured liabilities	8	73,920	-	73,920	-

Investments held for self-insured liabilities consist of equity securities and government and corporate bonds. The fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. The fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities not measured at fair value but disclosed at fair value on a recurring basis as at September 30, 2013:

(In thousands of Canadian dollars)	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Other notes payable	64,923	-	64,923	-
Senior secured notes	130,133	-	130,133	-

	195,056	-	195,056	-

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

14.	Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $544,761,000 as at September 30, 2013 (December 31, 2012 – $473,205,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At September 30, 2013, there were 65 days (December 31, 2012 – 64 days) of revenue in trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350-million revolving credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at September 30, 2013, was $298,748,000 (December 31, 2012 – $263,458,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 15).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2012
Trade and other payables	211,726	211,726	-	-
Long-term debt	302,576	43,603	202,174	56,799
Other financial liabilities	4,014	1,672	767	1,575

Total contractual obligations (Restated)	518,316	257,001	202,941	58,374

September 30, 2013
Trade and other payables	266,254	266,254	-	-
Long-term debt	245,868	34,620	155,315	55,933
Other financial liabilities	6,002	4,007	300	1,695

Total contractual obligations	518,124	304,881	155,615	57,628

In addition to the financial liabilities listed in the preceding table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 9.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

If the interest rate on the Company’s revolving credit facility balance at September 30, 2013, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $42,000 for the quarter and by $124,000 year to date. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and GBP in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at September 30, 2013, with all other variables held constant, net income would have increased or decreased by approximately $17,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

15.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	net debt to EBITDA ratio below 2.5
•	return on equity (ROE) at or above 14%

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

These objectives are established annually and monitored quarterly. The targets for 2013 remained unchanged from 2012.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 0.7 at September 30, 2013, calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 18.5% for the period ended September 30, 2013 (December 31, 2012 – 18.0%).

The Company is subject to restrictive covenants related to its $350-million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the three months ended September 30, 2013.

16.	Employee Costs

	For the quarter ended September 30			For the three quarters ended September 30

	2013	2012		2013	2012
(In thousands of Canadian dollars)	$	$		$	$

		(Restated	)		(Restated	)

Wages, salaries, and benefits	307,821	252,846		904,428	762,010
Pension costs	7,395	6,166		22,986	19,922
Share-based compensation	4,169	2,641		7,898	5,145

Total employee costs	319,385	261,653		935,312	787,077

Direct labor	221,766	178,650		633,237	528,542
Indirect labor	97,619	83,003		302,075	258,535

Total employee costs	319,385	261,653		935,312	787,077

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

17.	Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2013 $	2012 $	2013 $	2012 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		(Restated)		(Restated)
Net income for the period	45,962	34,097	110,540	89,873
Add (deduct) items not affecting cash:
Depreciation of property and equipment	8,701	7,020	23,700	20,183
Amortization of intangible assets	4,516	5,090	16,588	14,676
Deferred income tax	(1,038)	3,285	(3,527)	4,555
Loss on dispositions of investments and other assets	397	141	1,327	943
Share-based compensation expense	4,169	2,641	7,898	5,145
Provision for self-insured liability and claims	8,078	3,122	16,095	8,498
Other non-cash items	1,060	(813)	860	(2,357)
Share of income from joint ventures and associates	(866)	(672)	(1,435)	(1,679)

	70,979	53,911	172,046	139,837

Trade and other receivables	(23,835)	(16,476)	(35,076)	(34,373)
Unbilled revenue	(4,846)	6,684	(50,048)	(29,929)
Prepaid expenses	(2,480)	(2,575)	(4,144)	119
Trade and other payables	57,481	32,601	51,172	16,301
Billings in excess of costs	7,703	5,897	12,364	5,890
Income taxes payable	6,548	1,902	5,040	6,116

	40,571	28,033	(20,692)	(35,876)

Cash flows from operating activities	111,550	81,944	151,354	103,961

18.	Related-Party Disclosures

Subsidiaries and structured entities

As at September 30, 2013, the Company has subsidiaries and structured entities that are consolidated in the Company’s financial statements. These entities are listed in the Company’s December 31, 2012, annual consolidated financial statements. During the first three quarters of 2013, subsidiaries RiverMorph, L.L.C., Stantec Consulting Panama, S.A. and I.R. Wilson Consultants Ltd. were dissolved. As well, the National Testing Laboratories Limited is no longer a non-controlling interest but a subsidiary of the Company.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

Compensation of key management personnel and directors of the Company

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2013 $	2012 $	2013 $	2012 $

Salaries and other short-term employment benefits	2,278	1,806	7,093	6,249
Directors’ fees	65	78	198	225
Share-based compensation	3,282	2,075	5,462	3,422

Total compensation	5,625	3,959	12,753	9,896

The Company’s key management personnel include its CEO, chief financial officer, chief operating officer, and senior vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

Directors’ interests in share-based payments

Share options held by directors of the Company to purchase ordinary shares have the following expiry dates and exercise prices:

			September 30 2013	September 30 2012

Issue Date	Expiry Date	Exercise Price $	Outstanding #	Outstanding #

August 18, 2006	August 18, 2013	20.37	-	10,000
August 17, 2007	August 17, 2014	30.61	10,000	10,000
August 18, 2008	August 18, 2015	29.40	7,500	7,500

Total share options outstanding			17,500	27,500

19.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments: Canada, the United States, and International, which are aggregated into the consulting services reportable segment.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

Geographic information	Non-Current Assets

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012 $

		(Restated)

Canada	421,290	412,290
United States	368,788	352,717
International	2,085	2,519

	792,163	767,526

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

Geographic information	Gross Revenue

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2013 $	2012 $	2013 $	2012 $

		(Restated)		(Restated)

Canada	341,651	281,017	951,812	790,362
United States	219,690	178,616	650,314	544,376
International	19,825	19,616	58,971	54,117

	581,166	479,249	1,661,097	1,388,855

Gross revenue is attributed to countries based on the location of the project.

Practice area unit information	Gross Revenue

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2013 $	2012 $	2013 $	2012 $

		(Restated)		(Restated)

Buildings	97,033	98,982	308,241	317,740
Environment	204,493	167,895	534,488	466,553
Industrial	133,664	95,990	392,017	275,620
Transportation	83,595	60,536	254,543	168,405
Urban Land	62,381	55,846	171,808	160,537

	581,166	479,249	1,661,097	1,388,855

Allocation of gross revenue to practice area units has been restated for comparative figures due to a realignment of several practice components between the Company’s Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (note 4).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

20.	Events after the Reporting Period

On October 30, 2013, the Company declared a dividend of $0.165 per share, payable on January 16, 2014, to shareholders of record on December 31, 2013.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

STANTEC INC.

Shareholder Information

Head Office	Transfer Agent	Principal Bank
200, 10160 – 112 Street	Computershare | Calgary, Alberta	Canadian Imperial Bank of Commerce
Edmonton AB T5K 2L6
Canada	Auditors	Securities Exchange Listing
Ph: (780) 917-7000	Ernst & Young LLP	Stantec shares are listed on the
Fx: (780) 917-7330	Chartered Accountants	Toronto Stock Exchange and New York
ir@stantec.com	Edmonton, Alberta	Stock Exchange under the symbol STN.